
11006125


SEC MAIL PROCESSING
RECEIVED
APR 0 5 2011
WASH, D.C.
200
SECTION


Focusing
on the Future

Focusing on the Future

2010 Annual Report

RFC RURBAN FINANCIAL CORP.

RFC RURBAN FINANCIAL CORP.

401 Clinton Street • P.O. Box 467
Defiance, Ohio 43512
www.RurbanFinancial.net

NASDAQ Listed: RBNF

Table of Contents



Corporate Information

Stock Listing
Rurban Financial Corp.'s common stock is traded on the NASDAQ Global Market under ticker symbol RBNF.

Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
800.368.5948
www.rtco.com

Corporate Address
Rurban Financial Corp.
401 Clinton Street
Defiance, Ohio 43512
www.rurbanfinancial.net

Investor Relations
P.O. Box 467
Defiance, Ohio 43512
Mr. Anthony Cosentino: 419.785.3663
Ms. Linda Sickmiller: 419.782.7656 or 800.273.5820
Email: rfcinv@rurban.net

Market Makers
Robert W. Baird & Co., Inc.
Knight Equity Markets, L.P.
Stifel Nicolaus & Co.
Sweney Cartwright & Co.

Subsidiaries
The State Bank and Trust Company
Reliance Financial Services (DBA)
RDSI Banking Systems
DCM (DBA)

Form 10-K
The Annual Report on Form 10-K, as required to be filed with the Securities and Exchange Commission, will be made available free of charge to interested shareholders via www.nasdaq.com and www.rurbanfinancial.net, or by contacting Investor Relations.

Ownership Opportunities
Through the **Dividend Reinvestment Plan (DRIP)**, shareholders have a powerful investment technique that allows them to reinvest dividends automatically. Receive free custodial services, quarterly statements, 1099, dividend reinvestment and more. Contact Ms. Linda Sickmiller at 419.782.7656, at rfcinv@rurban.net, or 800.368.5948 for additional information.

Shareholder Direct Stock Purchase Program
DRIP participants or stockholders utilizing Registrar and Transfer Company custodial services may purchase stock in their account at any time with no commission or brokerage fees. Simply complete a request card and stock will be purchased for you. For more information, call 800.368.5948, 419.785.3663, or 419.782.7656

RBNF Email Alert Service
Those interested can receive our news alerts by email. This service is available free of charge through our website. Simply go to www.rurbanfinancial.net and click on "Investor Relations", then "Email Notification".

Corporate Governance
The Rurban Financial Corp. Code of Conduct and Ethics, as required by the Sarbanes-Oxley Act, is available on our website or by requesting a copy from Investor Relations.

To Our Shareholders



Mark A. Klein
President and CEO



Richard L. Hardgrove
Chairman

There is no doubt that 2010 was a challenging year for our company. Our economy presented one set of challenges: limited growth and stubbornly high unemployment. This difficult external environment was further complicated by a second set of challenges: the unique circumstances that transpired within Rurban Financial Corp. ("Rurban") which placed additional obstacles in our path, namely the events at Rurbanc Data Systems Inc. ("RDSI").

In the second quarter of 2010, it was determined that the planned spin-off of RDSI and its proposed merger with New Core Holdings, Inc. ("New Core") could not be completed successfully. The impact of these events on Rurban's financial results and normal business activities was significant. Despite the magnitude of the one-time 2010 charges and the associated disruptions, Rurban rose to meet the many challenges. Our entire staff has committed to working harder and smarter to develop solutions that will hopefully position our company for future prosperity.

Our Challenges...

As a full-service community bank, The State Bank and Trust Company ("State Bank") has always been focused, first and foremost, on the identification of opportunities to enhance customer relationships. This priority has remained in place despite the distracting events at RDSI, which also impacted State Bank on several levels. We consumed significant time, talent and resources to complete two laborious data conversions at State Bank while attending to the normal operating activities of a $650 million bank. Although State Bank ended the year with a slight profit, earnings were significantly compromised by data conversion costs, as well as costs associated with problem assets. After-tax earnings at State Bank for three out of four quarters this past year exceeded $500,000 each, which translates into full-year after-tax earnings from operations in excess of $2 million on an annualized basis.

Our challenge at State Bank remains to improve profitability on a consistent basis. We have identified strategies to grow our balance sheet organically without sacrificing strong net interest margins or asset quality. Our vision to become a high performance organization depends on several additional factors as well: disciplined expense control, expansion of non-interest income, and continued stabilization of asset quality.

For RDSI, we have begun the painful process of right-sizing an organization that now must re-define its business model. Our data processing customers have de-converted over the past year, with State Bank remaining as RDSI's sole data processing customer. We have been reducing overhead in step with reduced data processing revenues, and have tentatively achieved a breakeven position at year-end based on a stabilized stream of item processing revenues. RDSI's reputation as a low-cost provider of payment solutions has begun to attract a new and more diversified customer base. We anticipate that RDSI should emerge in 2011 as a net contributor to corporate profitability, albeit on a much diminished scale.

Our Opportunities...

Despite the distractions imposed on our banking organization from the two data conversions, we grasped the growth potential in the Columbus, Toledo and Fort Wayne metro markets. Residential real estate lending was a key opportunity this past year. Our mortgage lenders originated over $235 million in residential loans. Since we also retain the servicing, we have a solid foundation for relationship banking and enhanced household profitability. Low-cost transaction accounts grew 16.4% year-over-year, another reflection of the progress we made expanding our customer relationships, as well as lowering our funding costs.

Our Future...

Our expansion into adjacent, higher-growth markets has provided State Bank with a larger and more affluent population pool for cross-selling opportunities. We have positioned seasoned banking executives, each with more than twenty years experience, to head expansion initiatives in our six regions, with each regional executive charged with developing a strategy that reflects the opportunities within that market. As a result of their consistency and commitment, State Bank is once again on the move, with a flatter, more efficient managerial model.

The upcoming year should provide Rurban with opportunities to leverage the valuable lessons learned during 2010. The economy is once again showing signs of life, asset quality continues to improve, and conversion issues are behind us. Our new management team has been in place for the majority of the past year, with their enthusiasm undiminished. We plan to move ahead vigorously with a renewed sense of purpose to rebuild shareholder value based on the many profitable growth opportunities that await us.

Mark A. Klein
President and CEO
Rurban Financial Corp.

Richard L. Hardgrove
Chairman
Rurban Financial Corp.

Management in Focus

Anthony Cosentino, Executive Vice President and Chief Financial Officer, applies a disciplined approach to the oversight of Rurban's financial activities. Tony arrived at Rurban Financial Corp. early in 2010, and quickly established an efficient framework to streamline operations. Over the past year, Tony's broad financial background was called upon to assist State Bank with the resolution of asset quality issues as well as issues arising from the data conversion projects.

Tony works closely with regional executives and members of the management team to identify enterprise-wide opportunities for improved profitability, particularly in areas of lending, investments, and funding. Tony is committed to a dynamic goal-oriented planning process that contributes to performance improvement throughout the organization.

Jonathan Gathman, Senior Lending Officer, spearheads lending services for The State Bank and Trust Company. Working together with Regional Executives to analyze State Bank's footprint, Jon assists them to tailor products and services that address the unique needs for each market. Jon's in-depth understanding of the lender/borrower relationship enables him to provide lenders with meaningful cross-sell support.

Investment in our team of exceptional mortgage bankers has yielded outstanding results; mortgage originations topped $235 million in 2010. The combination of prudent underwriting and aggressive management of problem loans has allowed us to reduce non-performing loans by 34% this past year despite the sluggish state of the economy. We have maintained a disciplined but growth-oriented approach to agricultural lending, generating more than $4.3 million in Farm Service Agency loans to support our local agricultural clients. We have focused on high credit quality in commercial lending and have realigned the lending staff to place experienced local bankers in each of our markets.

Regional Executives

State Bank decentralized its senior management team to encourage local decision making. Under the guidance of our highly experienced regional executives, lenders in each region can pursue certain pricing and product strategies that reflect the unique needs of each region and the competitive pressures within their markets. However, critical policies and procedures such as credit underwriting remain under disciplined and centralized control.

David Anderson leads the Lima region, where he has created a boutique banking environment based on unparalleled service. Consumers and small business clients that prefer more individualized attention and specialized products are attracted to David's banking model which is closely affiliated with our Private Client Group. David is conveniently located within a sizeable medical community that appreciates the personalized brand of financial advice David's team provides, as well as his proximity.

David Homoelle heads up our Columbus Loan Production Office. Over the past three years, David has expanded our presence in the Columbus region to over $40 million of commercial and consumer loans outstanding. He also leads a team of seven real estate lenders that originated over $128 million in loan during 2010. Columbus is one of the strongest markets in Ohio, and our growth reflects David's knowledge of the market and the strength of his lenders. This past year, our Columbus office was ranked among the top-twenty lenders in the greater Columbus marketplace for residential loan volume, reflecting our commitment to this strategic initiative.

State Bank's mortgage servicing portfolio now exceeds $325 million, up from $26 million just three years ago. State Bank is building a solid reputation for the professionalism of its bankers, its client-centered products, and its high level of



Management Team, standing left to right: John Kendzel, Jonathan Gathman, David Homoelle, Anthony Cosentino

Sitting, left to right: David Schnepp, David Anderson, Ryan Miller service while it provides valuable noninterest income for the Company.

John Kendzel is the seasoned commercial lender in charge of our Toledo region. State Bank's four-office cluster in Wood and Lucas Counties was acquired with our purchase of The Exchange Bank in 2005. Under John's leadership, our commercial loan portfolio now stands at $45 million, along with a growing portfolio of core deposits.

Ryan Miller is the Market Executive for Fulton and Williams Counties. Our presence in the Fulton County region was established in 1992 when State Bank acquired three offices from Society Bank. Likewise, our entrance into the Williams County region was accomplished through the acquisition of National Bank of Montpelier in 2008. Our deposits in the Fulton County region exceed $55 million, while deposits in our four banking centers in Williams County exceed $103 million, up 16% over the past year. This regional banking team has been a consistent leader in our sales and service initiatives. In 2010, Ryan led a campaign to improve State Bank's "brand recognition" within his local markets as he and his banking team actively participated in many community-based functions throughout Fulton and Williams counties.

David Schnepp has headed our Fort Wayne, Indiana, region since its establishment in 2007. From its 2005 beginnings as a Loan Production Office, David has expanded our presence and captured market share over the past four years as a full-service retail operation; loan balances now exceed $38 million. Much like our Lima region, our Fort Wayne region consists of a single banking center in a competitive metropolitan marketplace. David has successfully differentiated State Bank from the competition through his dedication to high service levels and strong product offerings.

Reliance Financial Services

2010 proved to be a highly successful year for Reliance Financial Services, as well as for its clients. All nine of their model portfolios with a ten-year history exceeded their related 10-year benchmarks, evidence of Reliance's successful longer-term perspective on investing. In addition to the appreciation of assets under management, the exceptional performance of Reliance's models attracted additional new investors. Combined with a clear focus on expense control, Reliance's net income nearly doubled this past year.



Reliance Financial Services team, left to right: Jay Hanson, David Bell and Craig Kuhlman

As we exit the Great Recession of 2008-2010, there appears to be a growing need for investment advice to replenish diminished retirement accounts. Our small-business clients have expressed an interest in Reliance's services as a provider of employee retirement accounts as well as for their own personal needs. Reliance remains one of the few advisors providing personalized service to small investors located outside the major metro areas. As such, we are experiencing increased interest throughout our organization for retirement planning as well as trust and advisory services.

RDSI Banking Systems

Our Company's technology subsidiary, RDSI, experienced a profound transformation over the past year. Despite major management and operational disruptions, RDSI continued to service its item processing clientele without disruption. RDSI and its item processing affiliate, Diverse Computer Marketers ("DCM"), successfully retained its "non-Core Processing" client base that will provide a platform for future growth. With a sales strategy focused on Payment Solutions and Network Services, RDSI plans to capitalize on its efficiency and customized servicing to attract traditional bank customers, while at the same time, it develops applications for a more diverse group of industries.



RDSI team, left to right: Gary Saxman, Jim Bremer, Bill Brandt and Jon Brenneman

DIRECTORS
RURBAN FINANCIAL CORP. AND THE STATE BANK AND TRUST COMPANY

Richard L. Hardgrove, *CHAIRMAN*
Retired President and CEO,
Sky Bank, Salineville, Ohio
Former Deputy Superintendent of Banks, Ohio

Thomas A. Buis
Retired President
Spencer-Patterson Insurance

Robert A. Fawcett, Jr.
Insurance Consultant
FLR/United

Gaylyn J. Finn
Retired Treasurer and Associate
Vice President of Finance
Bowling Green State University

Rita A. Kissner
Retired Mayor
City of Defiance

Mark A. Klein
President and
Chief Executive Officer
Rurban Financial Corp. and
The State Bank and Trust Company

Thomas L. Sauer
President
Sheep, Inc.

Timothy J. Stolly, *CPCU, CIC, LUTCF*
Co-Owner/Insurance Agent
Stolly Insurance Group



Board of Directors

Front row, left to right: Thomas A. Buis, Rita A. Kissner, Thomas L. Sauer

Back row, left to right: Timothy J. Stolly, Richard L. Hardgrove, Robert A. Fawcett, Jr., Mark A. Klein, Gaylyn J. Finn

OFFICERS
RURBAN FINANCIAL CORP.

Mark A. Klein
President and
Chief Executive Officer

Anthony V. Cosentino
Executive Vice President and
Chief Financial Officer

Keeta J. Diller
Senior Vice President
Internal Auditor
Corporate Secretary

OFFICERS
THE STATE BANK AND TRUST COMPANY

ADMINISTRATION

Mark A. Klein
President and
Chief Executive Officer

Anthony V. Cosentino
Executive Vice President and
Chief Financial Officer

Jonathan R. Gathman
Executive Vice President
Senior Lender

Cynthia E. Batt
Senior Vice President
Compliance Risk Manager

Linda J. Hogrefe
Vice President
Human Resources Manager

Nichole T. Wichman
Vice President
Market & Sales Strategist

Stacey L. Clemens
Assistant Vice President
BSA/CRA Officer

Erin Strausbaugh Derrow
Assistant Vice President
Staff Attorney

Sarah S. Mekus
Officer
Corporate Secretary

REGIONAL EXECUTIVES

David A. Anderson
Lima Regional President

David A. Homoelle
Columbus Regional President

John A. Kendzel
Toledo Regional President

David L. Schnepp
Fort Wayne Regional President

Ryan D. Miller
Senior Vice President
Market Executive - Fulton and
Williams County

ACCOUNTING AND FINANCE

Steven A. Giesige
Vice President
Controller

Accounting and Finance (continued)

Carol M. Robbins
Vice President
Asset Liability Manager

Audra L. Schoenauer
Assistant Vice President
Accounting Supervisor

Agricultural Banking

Timothy P. Moser
Senior Vice President
Agri-Services Manager

Daniel P. Grube
Assistant Vice President
Agricultural Lender

Rita M. Wilder
Assistant Vice President
Loan Assistant Supervisor

Collections

Gregory A. Ritchey
Vice President
Collection and Resource Recovery Manager

Pamela A. Hurst
Assistant Vice President
Collections and Resource Recovery

Andrew M. Rickenberg
Assistant Vice President
Collections and Resource Recovery

Commercial Banking

Rodger G. Martin
Senior Vice President
Commercial Services

Roy "Bud" A. Williams
Senior Vice President
Business Development

Jeffrey R. Starner
Vice President
Commercial Services

Amy M. Hoffman
Assistant Vice President
Loan Review

Kirk D. Stonerock
Assistant Vice President
Commercial Services

Credit Analysis

Jennifer M. Laker
Assistant Vice President
Credit Analyst

Steven A. Walz
Assistant Vice President
Credit Analyst

Deposit Services

Kristen K. Nusbaum
Senior Vice President
Chief Deposit Officer

Margaret S. Thompson
Vice President
Sales Support

Kristine K. Kegerreis
Assistant Vice President
Deposit Services

Lesley L. Parrett
Assistant Vice President
Deposit Services

Facilities

Marc H. Beach
Assistant Vice President
Facilities Manager

Information Technology

Daniel R. Bischoff
Vice President
Information Technology Manager

Ryan J. Seibert
Assistant Vice President
Systems Administrator

Loan Servicing

Michael D. Ebbeskotte
Senior Vice President
Secondary Market Manager

Melinda L. Cline
Vice President
Loan Servicing Manager

Mortgage Lending

Pamela K. Benedict
Senior Vice President
Residential Real Estate Sales Manager (Defiance Region)

Steven J. Watson
Senior Vice President
Residential Mortgage Sales Manager (Columbus Region)

Patricia A. Borghese
Vice President
Mortgage Underwriter - Columbus Region

Susan A. Erhart
Vice President
Mortgage Underwriter - Defiance Region

Matthew H. Booms
AssistantVice President
Mortgage Loan Processor/Underwriter - Columbus

Denise S. Davenport
Assistant Vice President
Residential Mortgage Loan Originator

Gregory A. Patton
Assistant Vice President
Residential Mortgage Loan Originator

Robert W. Warner
Assistant Vice President
Residential Mortgage Loan Originator

William ("Bill") G. Woodruff, Sr.
Assistant Vice President
Residential Mortgage Loan Originator

Retail Banking

Cynthia L. Ensign
Vice President
Consumer Lending Sales Manager

Dianne T. Jones
Vice President
District Sales Manager - Paulding County

Tyson R. Moss
Vice President
Commercial Services

Reginald E. Temple
Vice President
Regional Retail Sales Manager - Toledo Region

Retail Banking (continued)

Lois F. Curry
Assistant Vice President
Sales Manager - Northtowne

Jamie S. Engstrom
Assistant Vice President
District Sales Manager - Williams County

Theresa M. Gineman
Assistant Vice President
Sales Manager - Defiance Main
Banking Center/Chief Banking Center

Stephen E. Jackson
Assistant Vice President
District Sales Manager - Fulton County

Pamela A. Maslak
Assistant Vice President
Sales Manager - Luckey

Jane E. Schmenk
Assistant Vice President
Customer Service Specialist

Christine M. Shiarla
Assistant Vice President
Consumer Credit Manager

Christina L. Stellhorn
Assistant Vice President
Office Operations Administrator

Tamara D. Trenkamp
Assistant Vice President
Sales Manager - Lima

Officers

Reliance Financial Services

Craig A. Kuhlman, *CRSP, CTFA*
President

David A. Bell, *CRSP*
Executive Vice President
Retirement & Investment Services Manager

Robert J. Hanson, Jr., *CRSP*
Senior Vice President
Sales and Client Services Manager

Tracy A. Baughman, *AIF®, CIMA®*
Vice President
Investment Services Manager

Dale M. Grocki
Vice President
Senior Trust Administrator II

Laura W. Kline, CTFA
Vice President
Senior Trust Administrator II

Elizabeth D. Zartman
Vice President
Trust Operations Services Manager

Gwendolyn L. Anderson
Assistant Vice President
Office Manager

Zebradee I. Jackson
Assistant Vice President
Investment Executive

Directors

RDSI Banking Systems

Richard L. Hardgrove, *Chairman*
Retired President and CEO,
Sky Bank, Salineville, Ohio
Former Deputy Superintendent of Banks,
Ohio

Rita A. Kissner
Retired Mayor
City of Defiance

Mark A. Klein
President and
Chief Executive Officer,
Rurban Financial Corp. and
The State Bank and Trust Company

John W. Schock
Chairman
FMS

Officers

RDSI Banking Systems

Gary A. Saxman
President

Application Services

Leon R. Erickson
Vice President
Application Services Manager

Business Systems Support

Joseph A. Buerkle
Senior Vice President
Business Systems Support Manager

K. Michael Smith
Assistant Vice President
Senior Network Technician

Client Services

William C. Brandt
Executive Vice President
Client Services Manager

Amy S. Eisenhour
Vice President
Application Specialist

Steven E. Struble
Vice President
Client Services Manager

Computer Operations

James M. Bremer
Executive Vice President
Chief Information Officer

Dana S. Smith
Assistant Vice President
Assistant Computer Operations
Manager

Payment Solutions

Yvonne M. Creamer
Vice President
DCM Item Processing Manager

Jean M. Nienberg
Assistant Vice President
Defiance Item Processing Operations
Manager

Randall L. Strick
Assistant Vice President
Senior Application Specialist

Julie D. White
Assistant Vice President
Item Processing Operations Manager

Sales and Marketing

Jon A. Brenneman
Executive Vice President
Chief Marketing Officer

FULTON COUNTY ADVISORY BOARD

James M. McDonnall *
Owner/Operator
McDonnall Farms and Greenhouse

Virginia ("Ginni") E. Neuenschwander
Realtor
Welles Bowen Realtors

Edward L. Nofziger *
Owner
Haas Door

Joseph P. O'Neil
Independent Owner

Joseph D. Short *
Owner
Joe Short Insurance Agency

Samuel V. Witt
President
Winameg Custom Homes, Inc.

** Unavailable for picture*



Left to Right: Samuel Witt, Virginia "Ginni" Neuenschwander, Joseph O'Neill

PAULDING COUNTY ADVISORY BOARD



Front row, Left to Right: Floyd Furrow, Rhonda Stabler, John Henry Kauser
Back row, Left to Right: Dr. John Saxton and George Carter

George W. Carter
General Manager and CEO
Paulding-Putnam Electric Cooperative

Floyd F. Furrow
Retired
Paulding-Putnam Electric Cooperative

John Henry Kauser
President
Kauser Trucking, Inc.

Dr. John Saxton
Owner
Saxton Chiropractic

Rhonda J. Stabler
Manager
C & Y Oil

Rex L. Williamson *
President
Williamson Insurance Agency

** Unavailable for picture*

LIMA REGION ADVISORY BOARD

Dr. Patrick A. Chaney
D.D.S., M.S. Oral Surgeon
Oral Surgery Associates

Joseph T. Guagenti
Entrepreneur/Realtor
Azzarello's Realty

Ronald R. Miller
Investor
Miller & Associates

Timothy J. Stolly, CPCU, CUTCF, CIC
Co-Owner/Insurance Agent
Stolly Insurance Group



Left to Right: Dr. Patrick Chaney, Timothy Stolly, Joseph Guagenti, and Ronald Miller

WILLIAMS COUNTY ADVISORY BOARD



Front row, left to right: Richard Reed, William Martin, Glen Newcomer
Back row, left to right: Michael Spangler, Jerry Kneipp, Alan Fiser

Alan E. Fiser
Village Administrator
Village of Pioneer

Jerry D. Kneipp
CFO/Treasurer
New Era Ohio, LLC

William G. Martin
Executive Vice President and CEO
Spangler Candy Company

Glen L. Newcomer
Business Owner
Agtec, LLC

Richard L. Reed
Auctioneer
Wilson Auction Company

Michael W. Spangler
Partner
Newcomer-Shaffer-Spangler & Breininger


RFC
RURBAN
FINANCIAL CORP.

2010

Financial Highlights



FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)

	Year Ended December 31				
	2010	2009	2008	2007	2006
EARNINGS					
Interest income	$29,564	$32,591	$32,669	$33,010	$30,971
Interest expense	9,602	11,592	15,141	18,222	15,936
Net interest income	19,962	20,999	17,528	14,788	15,035
Provision for loan losses	10,588	5,738	690	521	178
Noninterest income	20,819	29,304	27,891	26,861	23,755
Noninterest expense	52,308	44,843	37,387	36,637	34,904
Provision (credit) for income taxes	(6,502)	(660)	2,125	1,234	948
Net income (loss)	(15,613)	382	5,217	3,257	2,760
PER SHARE DATA					
Basic earnings	($3.21)	$0.07	$1.06	$0.65	$0.55
Diluted earnings	(3.21)	0.07	1.06	0.65	0.55
Cash dividends declared	0.00	0.36	0.34	0.26	0.21
AVERAGE BALANCES					
Average shareholders' equity	$57,281	$63,576	$59,964	$57,945	$54,501
Average total assets	673,781	667,470	575,491	556,572	554,095
RATIOS					
Return on average shareholders' equity	-27.26%	0.60%	8.70%	5.62%	5.06%
Return on average total assets	(2.32)	0.06	0.91	0.59	0.50
Cash dividend payout ratio (cash dividends divided by net income)	0.00	458.18	32.14	40.01	38.25
Average shareholders' equity to average total assets	8.50	9.52	10.42	10.41	9.84
PERIOD END TOTALS					
Total assets	$660,288	$673,049	$657,619	$561,214	$556,007
Total investments and fed funds sold	132,762	105,083	112,606	94,661	111,562
Total loans and leases	427,544	452,558	450,112	389,269	370,102
Loans held for sale	9,055	16,858	3,824	1,650	390
Total deposits	515,678	491,242	484,221	406,031	414,555
Notes Payable	3,290	2,147	1,000	922	2,589
Advances from FHLB	22,807	35,267	36,647	24,000	21,000
Trust Preferred Securities	20,620	20,620	20,620	20,620	20,620
Shareholders' equity	46,024	61,708	61,662	59,325	56,955
Shareholders' equity per share	$9.47	$12.69	$12.63	$11.92	$11.33

Management's Report on Internal Control Over Financial Reporting

The management of Rurban Financial Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its consolidated subsidiaries;

b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and

c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its consolidated subsidiaries that could have a material effect on the financial statements.

With the supervision and participation of our President and Chief Executive Officer, and our Chief Financial Officer, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control Integrated Framework". Based on our assessment and those criteria, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting was not effective, as a result of a material weakness in internal control over financial reporting, as discussed below.

Management's evaluation identified a material weakness in the Company's internal control over financial reporting as of December 31, 2010. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. During the course of the Company's external audit for the year ended December 31, 2010, the Company recorded an adjustment identified by the Company's external auditors related to an impairment of the intangible customer asset at RDSI This impairment resulted from the loss of customers and associated revenue at RDSI during the 2010 fiscal year.

While management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2010, due to this material weakness, this did not result in a material misstatement of the Company's financial statements, including the annual and interim financial statements for 2010.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

RURBAN FINANCIAL CORP.



Mark A. Klein
President and Chief Executive Officer



Anthony V. Cosentino
Chief Financial Officer

March 31, 2011

BKD LLP
CPAs & Advisors

312 Walnut Street, Suite 3000
Cincinnati, OH 45202-4025
513.621.8300 Fax 513.621.8345 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Rurban Financial Corp.
Defiance, Ohio

We have audited the accompanying consolidated balance sheets of Rurban Financial Corp. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rurban Financial Corp. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
March 31, 2011

Rurban Financial Corp.

Consolidated Balance Sheets

December 31

Assets

	2010	2009
Cash and due from banks	$ 30,417,813	$ 24,824,785
Available-for-sale securities	132,762,058	105,083,112
Loans held for sale	9,055,268	16,857,648
Loans, net of unearned income	427,544,414	452,557,581
Allowance for loan losses	(6,715,397)	(7,030,178)
Premises and equipment, net	14,622,541	16,993,640
Federal Reserve and Federal Home Loan Bank Stock, at cost	3,748,250	3,748,250
Foreclosed assets held for sale, net	1,538,307	1,767,953
Interest receivable	2,068,965	2,324,868
Goodwill	16,733,830	21,414,790
Core deposits and other intangibles	2,585,132	4,977,513
Purchased software	1,021,036	5,338,319
Cash value of life insurance	13,211,247	12,792,045
Deferred income taxes	3,202,986	-
Other assets	8,491,235	11,398,776
Total assets	$ 660,287,685	$ 673,049,102

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Balance Sheets

December 31

Liabilities and Stockholders' Equity

	2010	2009
Liabilities		
Deposits		
Non interest bearing demand	$ 62,745,906	$ 57,229,795
Interest bearing NOW	105,708,472	87,511,973
Savings	47,662,315	43,321,364
Money Market	84,635,537	86,621,953
Time Deposits	214,925,512	216,557,067
Total deposits	515,677,742	491,242,152
Short-term borrowings	45,785,254	52,042,820
Notes payable	3,290,471	2,146,776
Federal Home Loan Bank advances	22,807,351	35,266,510
Trust preferred securities	20,620,000	20,620,000
Interest payable	1,971,587	1,507,521
Deferred income taxes	-	2,715,716
Other liabilities	4,111,182	5,799,952
Total liabilities	614,263,587	611,341,447
Commitments and Contingent Liabilities		
Stockholders' Equity		
Common stock, $2.50 stated value; authorized 10,000,000 shares; 5,027,433 shares issued	12,568,583	12,568,583
Additional paid-in capital	15,235,206	15,186,042
Retained earnings	18,802,106	34,415,316
Accumulated other comprehensive income (loss)	1,187,514	1,307,025
Treasury stock, at cost		
Common; 2010 - 165,654 shares, 2009 -165,654 shares	(1,769,311)	(1,769,311)
Total stockholders' equity	46,024,098	61,707,655
Total liabilities and stockholders' equity	$ 660,287,685	$ 673,049,102

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Operations
Years Ended December 31

	2010	2009	2008
Interest Income			
Loans			
Taxable	$ 25,838,773	$ 27,272,465	$ 27,473,302
Tax-exempt	62,721	91,294	84,878
Securities			
Taxable	2,266,719	4,082,639	4,289,728
Tax-exempt	1,395,143	1,063,190	686,458
Other	260	81,562	134,079
Total interest income	29,563,616	32,591,150	32,668,445
Interest Expense			
Deposits	5,123,015	6,525,942	10,066,325
Notes payable	116,198	132,116	34,576
Repurchase Agreements	1,731,227	1,733,668	1,821,330
Federal funds purchased	3,990	2,827	18,432
Federal Home Loan Bank advances	1,093,659	1,624,700	1,508,115
Trust preferred securities	1,533,806	1,573,293	1,691,792
Total interest expense	9,601,895	11,592,546	15,140,570
Net Interest Income	19,961,721	20,998,604	17,527,875
Provision for Loan Losses			
Provision for loan losses - Bank Only	7,587,603	5,738,098	689,567
Provision for loan losses - RDSI	3,000,000	-	-
Total provision for loan losses	10,587,603	5,738,098	689,567
Net Interest Income After Provision for Loan Losses	9,374,118	15,260,506	16,838,308
Non-interest Income			
Data service fees	9,736,416	18,859,701	20,165,451
Trust fees	2,547,699	2,508,723	3,081,898
Customer service fees	2,460,733	2,607,985	2,416,093
Net gains on loan sales	4,800,812	3,354,654	740,985
Net realized gains on sales of available-for-sale securities	450,885	960,320	-
Net proceeds from VISA IPO	-	-	132,106
Investment securities recoveries	73,774	-	197,487
Loan servicing fees	284,080	152,820	66,755
Gain (losses) on sale of assets	(199,903)	(134,732)	247,517
Other	664,327	995,126	844,105
Total non-interest income	$ 20,818,823	$ 29,304,597	$ 27,892,397

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Operations
Years Ended December 31

	2010	2009	2008
Non-interest Expense			
Salaries and employee benefits	$ 17,932,196	$ 21,034,671	$ 17,318,103
Net occupancy expense	2,100,958	2,227,452	2,015,946
FDIC Insurance Expense	1,137,615	1,131,550	59,726
Equipment expense	6,433,537	7,463,352	6,308,564
Fixed asset and software impairment expense	4,892,231	-	-
Data processing fees	743,538	609,876	427,251
Professional fees	2,545,552	2,891,607	1,859,447
Marketing expense	455,967	857,727	831,727
Printing and office supplies	453,702	601,626	554,267
Telephone and communications	1,191,497	1,622,077	1,686,834
Postage and delivery expense	1,748,545	2,079,463	2,165,098
Insurance expense	71,791	91,086	94,944
Employee expense	818,375	1,151,438	1,084,028
Goodwill impairment	4,680,960	-	-
Other intangibles impairment	1,591,844	-	-
OREO impairment	971,517	-	-
State, local and other taxes	543,673	724,546	985,503
Other	3,994,948	2,356,529	1,996,834
Total non-interest expense	52,308,446	44,843,000	37,388,272
Income (Loss) Before Income Tax	(22,115,505)	(277,897)	7,342,432
Provision (Credit) for Income Taxes	(6,502,295)	(660,388)	2,125,193
Net Income (Loss)	$ (15,613,210)	$ 382,491	$ 5,217,239
Basic Earnings (Loss) Per Share	$ (3.21)	$ 0.07	$ 1.06

Rurban Financial Corp.

Consolidated Statements of Stockholders' Equity
Years Ended December 31

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2008	12,568,583	14,923,571	32,361,106	82,235	(610,260)	59,325,235
Comprehensive Income						
Net Income			5,217,239			5,217,239
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				(203,892)		(203,892)
Total comprehensive income						5,013,347
Dividends on common stock, $0.34 per share			(1,676,723)			(1,676,723)
Expense of stock option plan		119,210				119,210
Cumulative effect adjustment for split dollar BOLI			(116,305)			(116,305)
Shares repurchased under stock repurchase plan					(1,002,760)	(1,002,760)
Balance, December 31, 2008	12,568,583	15,042,781	35,785,317	(121,657)	(1,613,020)	61,662,004
Comprehensive Income						
Net Income			382,491			382,491
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				1,428,682		1,428,682
Total comprehensive income						1,811,173
Dividends on common stock, $0.36 per share			(1,752,492)			(1,752,492)
Expense of stock option plan		143,261				143,261
Shares repurchased under stock repurchase plan					(156,291)	(156,291)
Balance, December 31, 2009	$ 12,568,583	$ 15,186,042	$ 34,415,316	$ 1,307,025	$ (1,769,311)	$ 61,707,655
Comprehensive Income						
Net Income (Loss)			(15,613,210)			(15,613,210)
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				(119,511)		(119,511)
Total comprehensive income (loss)						(15,732,721)
Expense of stock option plan		49,164				49,164
Balance, December 31, 2010	$ 12,568,583	$ 15,235,206	$ 18,802,106	$ 1,187,514	$ (1,769,311)	$ 46,024,098

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Cash Flows

Years Ended December 31

	2010	2009	2008
Operating Activities			
Net Income (Loss)	$ (15,613,210)	$ 382,491	$ 5,217,239
Items not requiring (providing) cash			
Depreciation and amortization	4,007,624	4,473,367	3,684,358
Provision for loan losses	10,587,603	5,738,098	689,567
Expense of share-based compensation plan	49,164	143,261	119,210
Amortization of premiums and discounts on securities	1,546,843	608,534	133,614
Amortization of intangible assets	800,537	858,423	710,324
Deferred income taxes	(5,857,134)	(1,008,042)	1,482,203
FHLB Stock Dividends	-	-	(127,200)
Proceeds from sale of loans held for sale	240,632,657	219,243,608	38,708,669
Originations of loans held for sale	(228,029,465)	(228,922,103)	(40,142,425)
Gain from sale of loans	(4,800,812)	(3,354,654)	(740,985)
(Gain) loss on sale of foreclosed assets	201,934	102,713	(4,517)
(Gain) loss on sales of fixed assets	(2,031)	32,019	(243,000)
Net realized gains on available-for-sale securities	(450,885)	(960,320)	-
Software and fixed asset impairment	4,892,231	-	-
OREO impairment	971,517	-	-
Goodwill and Intangible Impairment	4,680,960	-	-
Other intangible impairment	1,591,844	-	-
Changes in			
Interest receivable	255,903	639,795	935,431
Other assets	2,615,258	(5,412,295)	641,023
Interest payable and other liabilities	(1,224,705)	251,756	(1,400,738)
Net cash provided by (used in) operating activities	16,855,833	(7,183,349)	9,662,773
Investing Activities			
Purchases of available-for-sale securities	(76,637,203)	(67,881,565)	(46,231,266)
Proceeds from maturities of available-for-sale securities	37,686,088	40,839,927	48,098,994
Proceeds from sales of available-for-sale securities	9,995,135	27,081,457	36,519,016
Net change in loans	11,081,255	(7,721,644)	(19,140,093)
Purchase of premises, equipment and software	(2,146,254)	(3,406,256)	(8,045,766)
Proceeds from sales of premises, equipment and software	(63,188)	57,567	2,327,708
Proceeds from sale of foreclosed assets	1,958,804	987,208	604,873
Net cash paid to acquire The National Bank of Montpelier	-	-	(14,779,983)
Purchase of FHLB stock	-	(204,150)	-
Proceeds for the sale of FHLB stock	-	700,000	-
Net cash used in investing activities	$ (18,125,363)	$ (9,547,456)	$ (646,517)

Rurban Financial Corp.

Consolidated Statements of Cash Flows
Years Ended December 31

	2010	2009	2008
Financing Activities			
Net increase in demand deposits, money market, interest checking and savings accounts	$ 26,067,145	$ 32,730,724	$ 18,765,273
Net decrease in certificates of deposit	(1,631,555)	(25,709,156)	(27,370,079)
Net increase (decrease) in securities sold under agreements to repurchase	(1,257,567)	3,616,842	419,540
Net increase (decrease) in federal funds purchased	(5,000,000)	5,000,000	-
Proceeds from Federal Home Loan Bank advances	-	7,500,000	24,000,000
Repayment of Federal Home Loan Bank advances	(12,459,160)	(8,880,344)	(11,353,145)
Proceeds from notes payable	1,700,000	2,700,000	1,000,000
Net change in short term line of credit	-	(1,000,000)	-
Repayment of notes payable	(556,305)	(553,224)	(922,457)
Purchase of treasury stock	-	(156,291)	(1,002,760)
Dividends paid	-	(1,752,493)	(1,676,723)
Net cash provided by financing activities	6,862,558	13,496,058	1,859,649
Increase (Decrease) in Cash and Cash Equivalents	5,593,028	(3,234,747)	10,875,905
Cash and Cash Equivalents, Beginning of Year	24,824,785	28,059,532	17,183,627
Cash and Cash Equivalents, End of Year	$ 30,417,813	$ 24,824,785	$ 28,059,532
Supplemental Cash Flows Information			
Interest paid	$ 9,137,829	$ 12,050,867	$ 15,707,642
Income taxes paid (refunded)	$ (1,054,236)	$ (71,000)	$ 1,212,000
Transfer of loans to foreclosed assets	$ 5,149,182	$ 1,547,599	$ 2,292,731
Net assets acquired in business combination	$ -	$ -	$ 113,441,000
Net liabilities assumed in business combination	$ -	$ -	$ 88,211,000
Sale and financing of foreclosed assets	$ 2,249,532	$ -	$ -

See Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rurban Financial Corp. ("Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The State Bank and Trust Company ("State Bank"), RFCBC, Inc. ("RFCBC"), Rurbanc Data Services, Inc. dba RDSI Banking Systems ("RDSI"), Rurban Statutory Trust I ("RST I"), and Rurban Statutory Trust II ("RST II"). State Bank owns all the outstanding stock of Rurban Mortgage Company ("RMC") and Rurban Investments, Inc. ("RII"). State Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Northwest Ohio and Northeast Indiana. State Bank is subject to competition from other financial institutions. State Bank is regulated by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. RFCBC operates as a loan subsidiary that continues to administer one classified loan. RDSI provides data and item processing services to community banks in Illinois, Indiana, Michigan, Ohio and Wisconsin. Reliance Financial Services ("RFS") operating as a division of State Bank, offers a diversified array of trust and financial services to customers nationwide. RST I and RST II are trusts which were organized in 2000 and 2005, respectively, to manage the Company's trust preferred securities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, State Bank, RFCBC, RDSI, RMC, and RII. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, loan servicing rights, valuation of deferred tax assets, other-than-temporary impairment (OTTI) and fair value of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2010 and 2009, cash equivalents consisted primarily of interest and non-interest bearing demand deposit balances held by correspondent banks.

Effective October 3, 2009, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits was set to expire on December 31, 2013, however, the Wall Street Reform and Consumer Protection Act, signed on July 21, 2010, made this limit permanent. At

December 31, 2010, the Bank's interest-bearing cash accounts exceeded federally insured limits by approximately $1,110,000.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

For debt securities with fair value below carrying value when the Company does not intend to sell a debt security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to non-interest income. Gains and losses on loan sales are recorded in non-interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoffs, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status not later than 90 days past due, unless the loan is well-secured and in the process of collection. All interest accrued, but not collected for loans that are placed on non-accrual or charged-off, are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the non-collectability of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that State Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration each of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, agricultural, and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, State Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method for buildings and equipment over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases.

Long-lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset's cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Fixed asset and software impairment of $4,892,000 and $0 was recognized during the years ended December 31, 2010 and 2009, respectively.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less cost to sell. Revenue and expenses from operations related to foreclosed assets and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is tested for impairment annually. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value, if any, are not recognized in the financial statements. Goodwill impairment of $4,681,000 and $0 was recognized during the years ended December 31, 2010 and 2009, respectively.

Intangible Assets

Intangible assets are being amortized on a straight-line basis over weighted-average periods ranging from one to fifteen years. Such assets are periodically evaluated as to the recoverability of their carrying value. Purchased software is being amortized using the straight-line method over periods ranging from one to three years. Other intangibles impairment of $1,592,000 and $0 was recognized during the years ended December 31, 2010 and 2009, respectively.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are initially recorded at fair value. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Share-Based Employee Compensation Plan

At December 31, 2010 and 2009, the Company had a share-based employee compensation plan, which is described more fully in Note 19.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before the maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns for its subsidiaries.

Treasury Shares

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method. On April 12, 2007, Rurban initiated a stock repurchase program, authorizing the repurchase of up to 250,000 shares, or approximately five percent, of the Company's outstanding shares. On July 15, 2009, the Company announced an extension of the repurchase plan for an additional fifteen months. As of December 31, 2009, the Company had repurchased a total of 165,654 shares at an average cost of $10.68 per share. There were no shares repurchased during 2010. On October 12, 2010, the stock repurchase plan expired.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Reclassifications

Certain reclassifications have been made to the 2008 and 2009 financial statements to conform to the 2010 financial statement presentation. These reclassifications had no affect on net income.

Note 2: Restriction on Cash and Due From Banks

State Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2010, was $1,441,000.

Note 3: Securities

The amortized cost and approximate fair values of securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-Sale Securities:				
December 31, 2010:				
U.S. Treasury and Government agencies	$ 43,572,741	$ 298,653	$ (220,262)	$ 43,651,132
Mortgage-backed securities	53,652,288	1,395,036	(419,232)	54,628,092
State and political subdivisions	31,552,709	895,794	(150,724)	32,297,779
Money Market Mutual Fund	2,162,055	-	-	2,162,055
Equity securities	23,000	-	-	23,000
	$ 130,962,793	$ 2,589,483	$ (790,218)	$ 132,762,058
December 31, 2009:				
U.S. Treasury and Government agencies	$ 13,215,086	$ 5,359	$ (276,796)	$ 12,943,649
Mortgage-backed securities	50,877,903	1,792,894	(424,519)	52,246,278
State and political subdivisions	30,653,604	984,833	(101,431)	31,537,006
Money Market Mutual Fund	8,333,179	-	-	8,333,179
Equity securities	23,000	-	-	23,000
	$ 103,102,772	$ 2,783,086	$ (802,746)	$ 105,083,112

The amortized cost and fair value of securities available for sale at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Within one year	$ 5,041,419	$ 5,068,976
Due after one year through five years	4,853,241	5,004,430
Due after five years through ten years	27,112,162	27,631,283
Due after ten years	38,118,628	38,244,222
	75,125,450	75,948,911
Mortgage-backed securities & equity securities	55,837,343	56,813,147
Totals	$ $130,962,793	$ $132,762,058

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $30,412,621 at December 31, 2010, and $24,104,265 at December 31, 2009. The securities delivered for repurchase agreements were $58,621,708 at December 31, 2010 and $55,504,340 at December 31, 2009.

Gross gains of $451,475, $961,013, and $0, and gross losses of $590, $693, and $0 resulting from sales of available-for-sale securities were realized for 2010, 2009, and 2008, respectively. The tax expense for net security gains for 2010, 2009, and 2008 were $153,301, $326,509, and $0, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2010 and 2009, were $40,399,444 and $20,140,212, which was approximately 30 percent and 19 percent of the Company's available-for-sale investment portfolio, respectively. Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

In 2002, the Company took an after-tax loss of $1.1 million on an investment in WorldCom bonds. In 2006, $889,454 of this loss was recovered, which resulted in a $587,000 after-tax gain. In 2008, an additional $197,487 of this loss was recovered, which resulted in a $130,000 after-tax gain. In 2010, an additional $73,774 of this loss was recovered, which resulted in a $49,000 after-tax gain.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Securities with unrealized losses at December 31, 2010, were as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and Government agencies	$ -	$ -	$ 11,483,130	$ (220,262)	$ 11,483,130	$ (220,262)
Mortgage-backed securities	1,164,431	(99,297)	20,281,713	(319,935)	21,446,144	(419,232)
State and political subdivisions	349,460	(24,611)	7,120,710	(126,113)	7,470,170	(150,724)
	$ 1,513,891	$ (123,908)	$ 38,885,553	$ (666,310)	$ 40,399,444	$ (790,218)

Securities with unrealized losses at December 31, 2009, were as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and Government agencies	$ 12,837,085	$ (276,796)	$ -	$ -	$ 12,837,085	$ (276,796)
Mortgage-backed securities	1,263,285	(15,539)	2,255,050	(408,980)	3,518,335	(424,519)
State and political subdivisions	2,792,842	(56,693)	991,950	(44,737)	3,784,792	(101,431)
	$ 16,893,212	$ (349,028)	$ 3,247,000	$ (453,717)	$ 20,140,212	$ (802,746)

The total unrealized losses on the mortgage-backed securities portfolio, all of which are residential mortgage-backs, is derived mainly from three private label senior tranche residential collateralized mortgage obligation (CMO) securities with a book value of $2.0 million and a fair value of $1.9 million. In addition to these three private label CMO's, the Company also holds two GSE CMO's, which have a book and fair value of $261 thousand. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation. When the Company does not intend to sell a debt security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. Management has determined there is no other-than-temporary-impairment on its CMO securities.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31 include:

	2010	2009
Commercial	$ 72,488,678	$ 84,642,860
Commercial real estate	177,889,619	179,909,135
Agricultural	40,762,147	41,485,301
Residential real estate	84,775,026	92,971,599
Consumer	51,710,239	53,655,238
Leasing	194,384	221,190
Total loans	427,820,093	452,885,323
Less		
Net deferred loan fees, premiums and discounts	(275,679)	(327,742)
Loans, net of unearned income	427,544,414	452,557,581
Allowance for loan losses	$ (6,715,397)	$ (7,030,178)

The following table represents the contractual aging of the recorded investment in past due loans by class or loans as of December 31, 2010 (in thousands):

2010	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days and Accruing
Commercial	$ 242	$ 73	$ 2,744	$ 3,059	$ 69,430	$ 72,489	$ -
Commercial Real Estate	148	10	5,617	5,775	172,115	177,890	-
Agricultural	-	88	-	88	40,674	40,762	-
Residential	427	372	1,584	2,383	82,392	84,775	-
Consumer	255	25	547	827	50,883	51,710	-
Leases	-	-	-	-	194	194	-
Loans	1,072	568	10,492	12,132	415,688	427,820	-
Loans held for Sale	-	-	-	-	9,055	9,055	-
Total	$ 1,072	$ 568	$ 10,492	$ 12,132	$ 424,743	$ 436,875	$ -

At December 31, 2010, 2009, and 2008, accruing loans delinquent 90 days or more totaled $0. Non-accruing loans at December 31, 2010, 2009, and 2008 were $12,283,000, $18,543,000, and $5,178,000, respectively.

Note 4 – Loans (Continued)

The following table presents the recorded investment in non-accrual loans by class as of December 31, 2010 (in thousands):

		2010
Commercial	$	3,032
Commercial Real Estate		6,065
Residential		2,565
Consumer		621
Total	$	12,283

State Bank uses a nine tier risk rating system to grade its loans. The grade of a loan may change at any time during the life of the loan. The risk ratings are described as follows:

1. One (1) Superior - Risk is negligible. Loans are to well-seasoned borrowers, displaying sound financial condition, consistent superior earnings performance, strong capitalization, and access to a range of financing alternatives.

2. Two (2) Excellent - Risk is minimal. Borrower is well capitalized, operates in a stable industry, financial ratios exceed peers, and financial trends are positive.

3. Three (3) Good - Risk is modest. Borrower has good overall financial condition and adequate capitalization to withstand temporary setbacks. Financial trends are positive, and there is clear ability to service debt from the primary source.

4. Four (4) Average - Risk is acceptable. Borrowers in this category may be characterized by acceptable asset quality, but may face a degree of uncertainty due to new business, untried market, high degree of leverage, expansion, management change, or industry conditions.

5. Four Monitored 4(m) = Monitored Pass Credits - Risk is increasing. Borrowers in this category may be characterized by an increasing amount of risk due to one or more of the following characteristics listed below. Additionally, these borrowers require a higher than normal amount of monitoring by the relationship manager and bank management. Borrowers who are placed in this category may also demonstrate the potential for an upgrade in the next 12 months given improvement in one or more of the factors listed below.

   - Declining trends in the earnings and cash flow of the company is evident by moderate to severe losses although debt service coverage remains within policy limits.
   - Lines of credit that have been evergreen (75% of maximum availability) for more than two consecutive years

Note 4 – Loans (Continued)

- Absence of relevant or stale financial information.
- Restructure or modification to the loan agreement for the purpose of additional funds to support ongoing operations of the company.
- The borrower demonstrates a material weakness or declining trend in collateral support for the given loans.

6. Five (5) Special Mention - Defined as having potential weaknesses that deserve management's close attention. If uncorrected these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects for the credit or the institution's credit position. Special mention credits are not considered as part of the classified extensions of credit category and do not expose State Bank to sufficient risk to warrant classification. Extensions of credit that might be detailed in this category include those in which:

   - The lending officer may be unable to properly supervise the credit because of an inadequate loan or credit agreement.
   - Questions exist regarding the condition of and/or control over collateral.
   - Economic or market conditions may unfavorably affect the obligor in the future.
   - A declining trend in the obligor's operations or an imbalanced position in the balance sheet exists, but not to the point that repayment is jeopardized.
   - Other deviations from prudent lending practices are present.
   - The special mention category should not be used to identify an extension of credit that has as its sole weakness credit-data or documentation exceptions not material to the repayment of the credit. It should also not be used to list extensions of credit that contain risks usually associated with that particular type of lending.
   - Any extension of credit involves certain risks, regardless of the collateral or the borrower's capacity and willingness to repay the debt.

7. Six (6) Substandard - A "substandard" extension of credit is inadequately protected by the sound worth and paying capacity of the obligor or of the collateral pledged, if any. Extensions of credit so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that State Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard credits, does not have to exist in individual extensions of credit classified substandard.

8. Seven (7) Doubtful - Has all the weaknesses in one classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to the advantage of and strengthen the credit, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors may

include a proposed merger or acquisition, liquidation proceedings, capital injection, perfecting liens on additional collateral, or refinancing plans.

- An entire credit is not classified as doubtful when collection of a specific portion appears highly probable. An example of proper use of the doubtful category is the case of a company being liquidated, with the trustee-in-bankruptcy indicating a minimum disbursement of forty percent (40%) and a maximum of sixty-five percent (65%) to unsecured creditors including State Bank. In this situation, estimates are based on liquidation-value appraisals with actual values yet to be realized. By definition, the only portion of the credit that is doubtful is the twenty-five percent (25%) difference between forty percent (40%) and sixty-five percent (65%). A proper classification of such a credit would show forty percent (40%) substandard, twenty-five percent (25%) doubtful, and thirty-five percent (35%) loss.

9. Eight (8) Loss - Considered uncollectible and of such little value that continuance as a Bank asset is not warranted. This classification does not mean that the credit has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset, even though partial recovery may be affected in the future. Loans failing to meet the minimum conditions of the Doubtful classifications are charged off.

The following table represents the risk category of loans by class based on the most recent analysis performed as of December 31, 2010 (in thousands).

2010	Commercial	Commercial Real Estate	Agricultural	Residential	Consumer	Leases
1-2	$ 903	$ 735	$ 180	$ 3,861	$ 444	$ 127
3	25,101	63,789	15,883	68,979	47,650	-
4	40,159	97,307	24,204	5,535	2,589	67
5	1,021	7,141	6	2,465	217	-
6	2,739	3,176	489	2,605	450	-
7	2,566	5,742	-	1,330	360	-
8	-	-	-	-	-	-
Total	$ 72,489	$ 177,890	$ 40,762	$ 84,775	$ 51,710	$ 194

Note 4 – Loans (Continued)

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010 (in thousands):

	At December 31,		
	2010	2009	2008
Year-end impaired loans with no allowance for loan losses allocated	$ 3,839,735	$ 1,099,912	$ 1,706,246
Year-end loans with allowance for loan losses allocated	$ 5,639,348	$ 14,912,035	$ 865,710
Total impaired loans	$ 9,479,083	$ 16,011,947	$ 2,571,956
Amount of allowance allocated	$ 1,871,137	$ 3,041,967	$ 322,190
Average of impaired loans during the year	$ 12,680,704	$ 16,111,693	$ 2,158,106
Interest income recognized during impairment	$ 63,507	$ 564,931	$ 11,970
Cash-basis interest income recognized	$ 143,877	$ 596,565	$ 14,807

There are no future commitments to advance funds in connection with any impaired loans.

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable State Bank will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include non-performing commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

At December 31, 2010, State Bank had $399,000 of residential mortgages, $190,000 of commercial real estate loans and $1,907,000 of commercial domestic loans that were modified in troubled debt restructurings and impaired. At December 31, 2009, State Bank had $211,000 of residential mortgages, $2,545,000 of commercial domestic loans, $3,080,000 of commercial real estate loans and $35,000 of consumer loans that were modified in troubled debt restructurings and impaired. In addition to these amounts, State Bank had troubled debt restructurings that were performing in accordance with their modified terms of $452,000 of residential mortgage, $581,000 of commercial real estate loans, $68,000 of consumer loans, and $6,000 of agricultural loans at December 31, 2010 and $701,000 of residential mortgage, $8,000 of commercial domestic loans,

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Note 4- Loans (Continued)

$602,000 of commercial real estate loans and $51,000 of consumer loans at December 31, 2009.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$ 436	$ 786	$ -	$ 2,075	$ 4
Commercial Real Estate	2,744	4,040	-	4,195	52
Agricultural	-	-	-	-	10
Residential	616	741	-	1,045	2
Consumer	43	43	-	72	-
With a specific allowance recorded:					
Commercial	2,438	3,938	684	2,147	(48)
Commercial Real Estate	3,202	3,202	1,187	3,147	44
Agricultural	-	-	-	-	-
Residential	-	-	-	-	-
Consumer	-	-	-	-	-
Totals:					
Commercial	$ 2,874	$ 4,724	$ 684	$ 4,222	$ (44)
Commercial Real Estate	$ 5,946	$ 7,242	$ 1,187	$ 7,342	$ 96
Agricultural	$ -	$ -	$ -	$ -	$ 10
Residential	$ 616	$ 741	$ -	$ 1,045	$ 2
Consumer	$ 43	$ 43	$ -	$ 72	$ -

The Allowance for Loan and Lease Losses ("ALLL") has a direct impact on the provision expense. An increase in the ALLL is funded through recoveries and provision expense. The following tables summarize the activities in the ALLL. The first table breaks down the activity within ALLL and shows the contribution provided by both the recoveries and the provision along with the reduction of the allowance caused by charge-offs. The second table discloses how much of ALLL is attributed to each segment of the loan portfolio, and the extent to which loans are individually and collectively evaluated for impairment.

	2010	2009	2008
Balance, beginning of year	$ 7,030,178	$ 5,020,197	$ 3,990,455
Balance, National Bank of Montpelier	-	-	1,104,591
Provision charged to expense	10,587,603	5,738,098	689,567
Recoveries	431,335	147,265	157,790
Losses charged off	(11,333,719)	(3,875,382)	(922,206)
Balance, end of year	$ 6,715,397	$ 7,030,178	$ 5,020,197

Note 4 – Loans (Continued)

Additional analysis related to the ALLL (in thousands) as of December 31, 2010 is as follows:

2010	Business Loans	Commercial Real Estate	Agricultural Real Estate	Agricultural	Residential First Mortgage	Consumer	Other	Unallocated	Total
ALLOWANCE FOR LOAN AND LEASE LOSSES									
Beginning balance	$ 2,604	$ 3,210	$ -	$ 92	$ 715	$ 255	$ 154	$ -	$ 7,030
Charge Offs	(4,739)	(4,748)	-	-	(1,210)	(542)	(95)	-	(11,334)
Recoveries	182	171	11	-	53	-	14	-	431
Provision	3,676	5,141	(6)	(81)	1,085	688	55	30	10,588
Ending Balance	$ 1,723	$ 3,774	$ 5	$ 11	$ 643	$ 401	$ 128	$ 30	$ 6,715
Ending balance: individually evaluated for impairment	$ 684	$ 1,157	$ -	$ -	$ -	$ -			$ 1,841
Ending balance: collectively evaluated for impairment	$ 1,039	$ 2,617	$ 5	$ 11	$ 643	$ 401	$ 128	$ 30	$ 4,874
Loans:									
Ending balance: individually evaluated for impairment	$ 3,121	$ 3,774	$ -	$ -	$ -	$ -			$ 6,895
Ending balance: collectively evaluated for impairment	$ 69,368	$ 174,116	$ 24,457	$ 16,305	$ 84,775	$ 51,710	$ 194	$ -	$ 420,925

Note 5: Premises and Equipment

Major classifications of premises and equipment stated at cost were as follows at December 31:

	2010	2009
Land	$ 1,977,333	$ 2,027,383
Buildings and improvements	15,292,194	14,871,520
Equipment	7,740,609	11,663,865
Construction in progress	85,238	508,500
	25,095,374	29,071,268
Less accumulated depreciation	(10,472,833)	(12,077,628)
Net premises and equipment	$ 14,622,541	$ 16,993,640

Note 6: Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2010, 2009 and 2008 were:

	2010	2009	2008
Balance as of January 1	$ 21,414,790	$ 21,414,790	$ 13,940,618
Goodwill deemed to be impaired during the year - Data Processing	(4,680,960)	-	-
Goodwill acquired during the year - Banking	-	-	7,474,172
Balance as of December 31	$ 16,733,830	$ 21,414,790	$ 21,414,790

Goodwill impairment is tested on the last day of the last quarter of each calendar year. The goodwill impairment test is performed in two steps. If the fair market value of the stock is greater than the calculated book value of the stock, the goodwill is deemed not to be impaired and no further testing is required. If the fair market value is less than the calculated book value, an additional step of determining fair value is taken to determine impairment. Goodwill at both State Bank and RDSI was reviewed independently as of December 31, 2010 and 2009. Step one indicated the fair market value of The State Bank was in excess of its book value and no further testing was required. Goodwill at RDSI was also reviewed as of December 31, 2010 and after an extensive review, it was determined that the Goodwill evaluation failed step one, and step two indicated that the carrying value of Goodwill was in excess of its fair value. During 2010, RDSI lost a significant number of clients utilizing data processing and item processing services. This loss of clients, with their associated revenue, resulted in an impairment of Goodwill. As such, an impairment was taken, resulting in a non-cash write down of $4.7 million.

Note 7: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2010 and 2009 were:

	2010		2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits intangible	$ 5,450,647	$ (3,059,520)	$ 5,450,647	$ (2,427,111)
Customer relationship intangible	200,627	(113,622)	200,627	(104,761)
Banking intangibles	5,651,274	(3,173,142)	5,651,274	(2,531,872)
Customer relationship intangible	797,156	(690,156)	2,389,000	(530,889)
Trademark intangible	180,000	(180,000)	180,000	(180,000)
Non-compete intangible	83,000	(83,000)	83,000	(83,000)
Data processing intangibles	1,060,156	(953,156)	2,652,000	(793,889)
Purchased software - banking	679,148	(512,814)	556,031	(320,092)
Purchased software - data processing	960,240	(105,538)	12,699,410	(7,646,988)
Purchased software - other	86,200	(86,200)	187,214	(137,256)
Purchased software	1,725,588	(704,552)	13,442,655	(8,104,336)
Total	$ 8,437,018	$ (4,830,850)	$ 21,745,929	$ (11,430,097)

The "Customer relationship intangible" was evaluated for impairment at December 31, 2010. This intangible, which is related to RDSI, was associated with the customers acquired as part of the Diverse Computer Marketers ("DCM") acquisition. While the initial level of customers has not expanded since the acquisition, the expected level of future revenues from these customers has declined. This decrease in future revenue resulted in the impairment of the intangible. As a result, an impairment write-down of $1,591,844 was recorded at year-end.

At June 30, 2010, due to the determination that the planned spin-off of RDSI would not occur, coupled with the loss of data processing clients, RDSI recorded an impairment to the purchased software related to the data processing business at RDSI. As a result, the gross carrying amount for purchased software-data processing was reduced by $11.7 million.

Amortization expense for core deposits and other for the years ended December 31, 2010, 2009 and 2008, was $800,747, $858,423 and $710,323, respectively. Amortization expense for purchased software for the years ended December 31, 2010, 2009 and 2008 was $1,608,017, $1,816,247 and $1,160,247, respectively Estimated amortization expense for each of the following five years is:

	2011	2012	2013	2014	2015
Core deposit intangible	$ 621,634	$ 617,490	$ 566,994	$ 365,465	$ 194,702
Customer relationship intangible	8,033	7,934	7,202	6,461	5,805
Banking intangibles	629,667	625,424	574,195	371,926	200,507
Customer relationship intangible	10,700	10,700	10,700	10,700	10,700
Data Procesing intangibles	10,700	10,700	10,700	10,700	10,700
Purchased software - Banking	76,444	41,339	24,161	16,093	-
Purchased software - Data Processing	179,972	194,491	183,647	169,331	110,900
Purchased Software	256,416	235,830	207,808	185,424	110,900
Total	$ 896,783	$ 871,954	$ 792,703	$ 568,050	$ 322,107

RDSI's contracts with Fiserv/ITI have been effectively cancelled, effective December 31, 2010. Following applicable Accounting Standards Codification (ASC) literature, the Company has revised its estimate related to the amortization of the purchased software noted above. The software was being amortized over a period of 10 years, whereby the Company had approximately eight years remaining. However, based on accounting guidance noted above, the Company has revised the software's estimated useful life and amortized the remaining balance through December 2010. The result of the accelerated amortization was an additional $1,659,000 and $761,000 of amortization expense in 2010 and 2009, respectively.

Note 8: Mortgage Servicing Rights

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others approximated $328,435,000 and $208,276,000 at December 31, 2010 and 2009, respectively. Contractually specified servicing fees, late fees and ancillary fees of approximately $607,000 and $374,000 are included in loan servicing fees in the income statement at December 31, 2010 and 2009, respectively.

The following table summarizes mortgage servicing rights capitalized and related amortization, along with activity in the related valuation allowance:

	2010	2009	2008
Carrying amount, beginning of year	$ 1,955,153	$ 607,078	$ 397,996
Mortgage servicing rights capitalized during the year	1,634,058	1,638,564	327,423
Servicing rights acquired in acquisition	-	-	50,000
Mortgage servicing rights amortization during the year	(483,822)	(305,489)	(68,341)
Net change in valuation allowance	85,000	15,000	(100,000)
Carrying amount, end of year	$ 3,190,389	$ 1,955,153	$ 607,078
Valuation allowance:			
Beginning of year	$ 85,000	$ 100,000	$ -
Additions	725,000	25,000	100,000
Reduction	(810,000)	(40,000)	-
End of year	$ -	$ 85,000	$ 100,000
Fair Value, beginning of period	$ 1,955,153	$ 607,078	$ 397,996
Fair Value, end of period	$ 3,263,804	$ 1,955,153	$ 607,078

During 2010, a valuation allowance of $725,000 was necessary to adjust the aggregate cost basis of the mortgage servicing right asset to fair market value. At December 31, 2010, no allowance for impairment in the Company's mortgage servicing rights was necessary.

Note 9: Interest-Bearing Time Deposits

Interest-bearing time deposits in denominations of $100,000 or more were $86,100,000 on December 31, 2010, and $74,944,000 on December 31, 2009. Certificates of Deposit obtained from brokers totaled approximately $5,930,000 and $1,305,000 at December 31, 2010 and 2009, respectively, and mature between 2013 and 2015.

At December 31, 2010, the scheduled maturities of time deposits were as follows:

2011	$ 109,156,087
2012	54,982,311
2013	26,902,496
2014	7,752,486
2015	13,711,870
Thereafter	2,420,262
	$ 214,925,512

Note 10: Short-Term Borrowings

	2010	2009
Federal funds purchased	$ -	$ 5,000,000
Securities sold under repurchase agreements - retail	10,785,254	12,042,820
Securities sold under repurchase agreements - broker	35,000,000	35,000,000
Total short-term borrowings	$ 45,785,254	$ 52,042,820

At December 31, 2010, State Bank had $11.5 million in federal funds lines, of which $0 was drawn upon. At December 31, 2009, State Bank had $20.5 million in federal funds lines, of which $5 million was drawn upon.

State Bank has retail repurchase agreements to facilitate cash management transactions with commercial customers. These obligations are secured by agency and mortgage-backed securities and the collateral is held by Wilmington Trust Company. At December 31, 2010, retail repurchase agreements totaled $10,785,254. The maximum amount of outstanding agreements at any month end during 2010 and 2009 totaled $18,336,000 and $13,747,000, respectively, and the monthly average of such agreements totaled $12,755,000 and $10,174,000, respectively. The agreements at December 31, 2010 and 2009 matured within one month.

State Bank also has repurchase agreements with brokerage firms who are in possession of the underlying securities. The securities are returned to State Bank on the repurchase date. The maximum amount of outstanding agreements at any month-end during 2010 and 2009 totaled $35,000,000 and the monthly average of such agreements totaled $35,000,000. These repurchase agreements mature between 2011 and 2012, and at December 31, 2010, totaled $35,000,000 with a weighted average interest rate at year-end of 4.75%.

Note 11: Notes Payable

Notes payable at December 31, included:

	2010	2009
Note payable in the amount of $2,700,000, secured by all equipment and receivables of RDSI, monthly payments of $33,648 together with interest at a fixed rate of 6.50%, maturing July 20, 2012.	$ 1,590,471	$ 2,146,776
Revolving Line of Credit, with First Tennessee Bank, in the amount of $5,000,000, secured by 300,000 shares of State Bank common stock, quarterly payments of interest at the greater of prime plus .5%, or 4.0%	$ 1,700,000	$ -
	$ 3,290,471	$ 2,146,776

Aggregate annual maturities of notes payable at December 31, 2010 were:

	Debt
2011	2,009,503
2012	1,280,968
	$ 3,290,471

Pursuant to a loan covenant agreement between the Company and First Tennessee Bank, National Association ("FTB"), State Bank must maintain certain performance ratios, including a minimum Tier 1 Capital ratio of 6 percent, a year-to-date return on assets (ROA) of 50 basis points and a non-performing asset ratio (calculated as non-performing loans plus OREO divided by total loans plus OREO) of less than 2.25 percent. At December 31, 2010, the total amount of the loan commitment was $5 million, with $1.7 million drawn.

As of December 31, 2010, the Company was in violation of two debt covenants under its loan agreement with FTB, as State Bank's year-to-date ROA was 0.02 percent and non-performing asset ratio was 3.09 percent. The covenant violations could result in the note being called by FTB. These covenant violations were waived by FTB through December 31, 2010. This loan commitment was renewed on June 30, 2010 and is scheduled to mature on June 30, 2011.

Note 12: Federal Home Loan Bank Advances

The Federal Home Loan Bank advances were secured by $48,695,961 in balances from mortgage loans and cash at December 31, 2010. Advances, at interest rates from .63 to 5.38 percent, are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2010, were:

	Debt
2011	$13,668,477
2012	1,278,328
2013	1,860,546
2014	6,000,000
2015	0
Total	$22,807,351

Note 13: Trust Preferred Securities

On September 15, 2005, RST II, a wholly-owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST II are the junior subordinated debentures of the Company and payments there under. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST II under the Capital Securities. Distributions on the Capital Securities are payable quarterly at an interest rate that changes quarterly and is based on the 3-month LIBOR and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2010 and 2009, the outstanding principal balance of the Capital Securities was $10,000,000.

On September 7, 2000, RST I, a wholly-owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST I are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST I under the Capital Securities. Distributions on the Capital Securities are payable semi-annually at the annual rate of 10.6 percent and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2010 and 2009, the outstanding principal balance of the Capital Securities was $10,000,000.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Company having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 7, 2030, at the option of the Company: on or after September 7, 2020 at par; or on or after September 7, 2010 at a premium; or upon occurrence of specific events defined within the trust indenture.

On August 5, 2010, the Company notified the trustees of the Capital Securities of the Company's election to defer (a) the next four quarterly interest payments on the RST II Capital Securities, beginning on September 15, 2010 and extending through September 15, 2011, and (b) the next two semi-annual interest payments on the RST I Capital Securities, beginning on September 7, 2010 and extending through September 7, 2011. During any interest deferral period, the trust preferred indentures prohibit the Company from paying common stock dividends or repurchasing shares of common stock.

Note 14: Income Taxes

The provision for income taxes includes these components:

	For The Year Ended December 31,		
	2010	2009	2008
Taxes currently payable	$ (645,161)	$ 347,655	$ 642,990
Deferred provision (benefit)	(5,857,134)	(1,008,043)	1,482,203
Income tax expense	$ (6,502,295)	$ (660,388)	$ 2,125,193

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	For The Year Ended December 31,		
	2010	2009	2008
Computed at the statutory rate (34%)	$ (7,519,272)	$ (94,485)	$ 2,496,427
Decrease resulting from			
Tax exempt interest	(458,031)	(370,944)	(232,872)
Goodwill impairment	1,591,526	-	-
Other	(116,518)	(194,959)	(138,362)
Actual tax expense	$ (6,502,295)	$ (660,388)	$ 2,125,193

The Company or one of its subsidiaries files income tax returns in the U.S. federal and Ohio state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2007.

The Company accounts for uncertainties in income taxes in accordance with ASC 740, "Income Taxes". ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of ASC 740, the Company did not become aware of any liability for uncertain tax positions that it believes should be recognized in the financial statements.

The tax effects of temporary differences related to deferred taxes shown on the balance sheets are:

	At December 31,	
	2010	2009
Deferred tax assets		
Allowance for loan losses	$ 2,250,143	$ 2,332,349
OREO Writedowns/Expense	270,416	-
Accrued compensation and benefits	441,894	393,858
Net deferred loan fees	93,730	111,432
Mark to market adjustments	513,782	591,970
Purchase accounting adjustments	57,621	142,535
NOL carry over	4,755,310	413,828
AMT credit carry over	282,639	185,295
Other	180,430	178,958
	8,845,965	4,350,225
Deferred tax liabilities		
Depreciation	(1,424,244)	(2,498,634)
Mortgage servicing rights	(1,084,732)	(664,752)
Unrealized gains on available-for-sale securities	(611,750)	(673,316)
Purchase accounting adjustments	(1,881,443)	(2,529,268)
Prepaids	(175,248)	(234,409)
FHLB stock dividends	(465,562)	(465,562)
	(5,642,979)	(7,065,941)
Net deferred tax asset/(liability)	$ 3,202,986	$ (2,715,716)

The NOL carry over of $13,986,000 begins to expire in 2026.

The Company performed a valuation analysis based on income projections of the deferred tax asset as of December 31, 2010. Based upon that analysis, no valuation reserve was required.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Note 15: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes are as follows:

	2010	2009	2008
Unrealized gains (losses) on securities available for sale	$ 269,808	$ 3,124,990	$ (308,925)
Reclassification for realized amount included in income	(450,885)	(960,320)	-
Other comprehensive income (loss), before tax effect	(181,077)	2,164,670	(308,925)
Tax expense (benefit)	(61,566)	735,988	(105,033)
Other comprehensive income (loss)	$ (119,511)	$ 1,428,682	$ (203,892)

Note 16: Regulatory Matters

The Company and State Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and State Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and State Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010, that the Company and State Bank exceeded all capital adequacy requirements to which they were subject.

As of December 31, 2010, the most recent notification to the regulators categorized State Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, State Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed State Bank's status as well-capitalized.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

The Company and State Bank's actual capital amounts (in millions) and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 48.4	11.0%	$ 35.1	8.0%	$ -	N/A
State Bank	50.8	11.7%	34.8	8.0%	43.5	10.0%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Consolidated	42.9	9.8%	17.5	4.0%	-	N/A
State Bank	45.4	10.4%	17.4	4.0%	26.1	6.0%
Tier 1 Capital						
(to Average Assets)						
Consolidated	42.9	6.5%	27.5	4.0%	-	N/A
State Bank	45.4	6.9%	26.3	4.0%	32.9	5.0%
As of December 31, 2009						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 59.8	12.6%	$ 37.8	8.0%	$ -	N/A
State Bank	50.9	11.1%	36.7	8.0%	45.8	10.0%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Consolidated	53.9	11.4%	18.9	4.0%	-	N/A
State Bank	45.2	9.9%	18.3	4.0%	27.5	6.0%
Tier 1 Capital						
(to Average Assets)						
Consolidated	53.9	8.2%	26.1	4.0%	-	N/A
State Bank	45.2	7.1%	25.6	4.0%	32.9	5.0%

Dividends paid by Rurban are mainly provided for by dividends from its subsidiaries. However, certain restrictions exist regarding the ability of State Bank to transfer funds to Rurban in the form of cash dividends, loans or advances. Regulatory approval is required in order to pay dividends in excess of State Bank's earnings retained for the current year plus retained net profits since January 1, 2007. As of December 31, 2010, State Bank is required to receive regulatory approval prior to paying any dividends to Rurban.

Note 17: Related Party Transactions

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, follows for the years ended December 31, 2010 and 2009:

	2010	2009
Balance, January 1	$ 2,620,000	$ 5,465,000
New Loans	155,000	525,000
Repayments	(159,645)	(3,370,000)
Other changes	(2,271,064)	-
Balance, December 31	$ 344,291	$ 2,620,000

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features. Due to the retirement of four directors during 2010, related party transactions decreased significantly from year-end 2009, which is reflected in "Other changes" in the table above.

Deposits from related parties held by State Bank at December 31, 2010 and 2009 totaled $264,000 and $857,000, respectively.

Note 18: Employee Benefits

The Company has retirement savings 401(k) plans covering substantially all employees. Employees contributing up to 4 percent of their compensation receive a Company match of 100 percent of the employee's contribution. Employee contributions are vested immediately and the Company's matching contributions are fully vested after three years of employment. Employer contributions charged to expense for 2010, 2009 and 2008 were $487,681, $551,716, and $288,825, respectively.

Also, the Company has deferred compensation agreements with certain active and retired officers. The agreements provide monthly payments for up to 15 years that equal 15 percent to 25 percent of average compensation prior to retirement or death. The charges to expense for the current agreements were $178,442, $115,656, and $239,440 for 2010, 2009, and 2008, respectively. In 2010 and 2009, previously accrued benefits under the agreements in the amount of $68,728 and $78,163, respectively, were reversed and credited to expense. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6 percent discount factor.

Life insurance plans are provided for certain executive officers on a split-dollar basis. The Company is the owner of the split-dollar policies. The officers are entitled to a sum equal to two times either the employee's annual salary at death, if actively employed, or final annual salary, if retired, less $50 thousand, not to exceed the employee's portion of the death benefit. The Company is entitled to the portion of the death proceeds which equates to the cash surrender value less any loans on the policy and unpaid interest or cash withdrawals previously incurred by the Company. The employees have the right to designate one or more beneficiaries to receive their share of the proceeds payable upon death. The cash surrender value of these life insurance policies and life insurance policies related to the Company's supplemental retirement plan totaled approximately $2,171,737 at December 31, 2010, and $2,118,682 at December 31, 2009.

Additional life insurance is provided to certain officers through a bank-owned life insurance policy ("BOLI"). By way of a separate split-dollar agreement, the policy interests are divided between the bank and the insured's beneficiary. State Bank owns the policy cash value and a portion of the policy net death benefit, over and above the cash value assigned to the insured's beneficiary. During 2007, State Bank elected to add $1 million in additional BOLI on two key executive officers. The cash surrender value of all life insurance policies totaled approximately $11,039,510 at December 31, 2010, and $10,943,839 at December 31, 2009.

The Company has a noncontributory employee stock ownership plan ("ESOP") covering substantially all employees of the Company and its subsidiaries. Voluntary contributions are made by the Company to the plan. Each eligible employee is vested based upon years of service, including prior years of service. The Company's contributions to the account of each employee become fully vested after three years of service.

Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP. Allocated shares in the ESOP for each of the three years ended December 31, 2010, 2009 and 2008, were 467,928, 523,600, and 468,968, respectively.

Dividends on allocated shares are recorded as dividends and charged to retained earnings. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP. ESOP expense for the years ended December 31, 2010, 2009 and 2008 were $0, $618,543, and $608,699, respectively.

Note 19: Share Based Compensation Plan

On March 12, 2007, the Company's share-based compensation plan, the 1997 Stock Option Plan (the "1997 Plan") expired in accordance with its terms. In April 2008, the shareholders approved the Rurban Financial Corp. 2008 Stock Incentive Plan (the "2008 Plan").

The 2008 Plan permits the grant or award of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), and restricted stock for up to 250,000 Common Shares of the Company.

The 2008 Plan is intended to advance the interests of the Company and its shareholders by offering employees, directors and advisory board members of the Company and its subsidiaries an opportunity to acquire or increase their ownership interest in the Company through grants of equity-based awards. The 2008 Plan permits equity-based Awards to be used to attract, motivate, reward and retain highly competent individuals upon whose judgment, initiative, leadership and efforts are key to the success of the Company by encouraging those individuals to become shareholders of the Company.

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, and those option awards generally vest based on 5 years of continuous service and have 10-year contractual terms.

The compensation cost charged against income for both the 1997 and 2008 Plans were $49,164, $143,261 and $119,210 for 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements were $16,716, $48,709 and $40,531 for 2010, 2009 and 2008, respectively.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. In 2010, 185,750 options were granted. In 2009, 1,500 options were granted.

	2010	2009
Expected volatility	26.2% - 26.9%	25.8%
Weighted-average volatility	26.21%	25.77%
Expected dividends	1.0%	5.0%
Expected term (in years)	5	5
Risk-free rate	2.40%	1.60%

A summary of option activity under the 2008 Plan as of December 31, 2010 and changes during the year then ended, is presented below:

	2010			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	311,213	$ 12.58		
Granted	185,750	6.97		
Forfeited	144,862	11.66		
Expired	17,373	11.07		
Outstanding, end of year	334,728	$ 9.94	6.72	$ -
Exercisable, end of year	150,095	$ 12.82	4.26	$ -

The weighted-average grant-date fair value of options granted during the years 2010 and 2009 were $1.65 and $1.01, respectively. There were no options granted in 2008. There were no options exercised during the years ended December 31, 2010, 2009, and 2008.

As of December 31, 2010, there was $259,144 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 1997 Plan and 2008 Plan. That cost is expected to be recognized over a weighted-average period of 1.84 years.

Note 20: Earnings Per Share

Earnings per share (EPS) is computed as follows:

	Year Ended December 31, 2010		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$ (15,613,210)	4,861,779	$ (3.21)
Effect of dilutive securities			
Stock options & restricted stock	-	-	
Diluted earnings per share			
Net income available to common shareholders and assumed conversions	$ (15,613,210)	4,861,779	$ (3.21)

Options to purchase 334,728 common shares at $6.66 to $15.20 per share were outstanding at December 31, 2010, but were not included in the computation of diluted EPS because all of the options' exercise prices were greater than the average market price of the common shares.

	Year Ended December 31, 2009		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$ 382,491	4,867,030	$ 0.07
Effect of dilutive securities			
Stock options & restricted stock	-	3,373	
Diluted earnings per share			
Net income available to common shareholders and assumed conversions	$ 382,491	4,870,403	$ 0.07

Options to purchase 311,213 common shares at $7.55 to $15.20 per share were outstanding at December 31, 2009, but were not included in the computation of diluted EPS because all of the options' exercise prices were greater than the average market price of the common shares.

	Year Ended December 31, 2008		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$ 5,217,239	4,925,694	$ 1.06
Effect of dilutive securities			
Stock options & restricted stock	-	-	
Diluted earnings per share			
Net income available to common shareholders and assumed conversions	$ 5,217,239	4,925,694	$ 1.06

Options to purchase 315,763 common shares at $10.87 to $15.20 per share were outstanding at December 31, 2008, but were not included in the computation of diluted EPS because all of the options' exercise prices were greater than the average market price of the common shares.

Note 21: Leases

The Company's subsidiaries, State Bank and RDSI, have several noncancellable operating leases for business use that expire over the next ten years. These leases generally contain renewal options for periods of five years and require the lessee to pay all executory costs such as taxes, maintenance and insurance. Aggregate rental expense for these leases was $436,545, $467,105, and $480,019 for the years ended December 31, 2010, 2009 and 2008, respectively.

Future minimum lease payments under operating leases are:

2011	$ 359,944
2012	290,511
2013	275,902
2014	200,000
2015	65,000
Thereafter	355,412
Total minimum lease payments	$ 1,546,769

RDSI has entered into an operating lease with an individual effective October 1, 2008 for various office space. Total monthly rent expense under this agreement is $700. The lease will remain in effect until either party terminates following a sixty day grace period.

Also, State Bank has entered into an operating lease with Remax Realty for various office storage. The total monthly rent expense under the agreement is $500. The lease will remain in effect until either party terminates following a thirty day grace period.

Note 22: Disclosures About Fair Value of Assets and Liabilities

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Available-for-Sale Securities

The fair value of available-for-sale securities are determined by various valuation methodologies. Level 1 securities include money market mutual funds. Level 1 inputs include quoted prices in an active market. Level 2 securities include U.S. government agencies, mortgage-backed securities and obligations of political and state subdivisions. Level 2 inputs do not include quoted prices for individual securities in active markets; however, they do include inputs that are either directly or indirectly observable for the individual security being valued. Such observable inputs include interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, credit risks and default rates. Also included are inputs derived principally from or corroborated by observable market data by correlation or other means.

The following table presents the fair value measurements of assets measured at fair value on a recurring basis and the level within ASC 820 fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

Fair Value Measurements Using:				
Description	Fair Values at 12/31/2010	(Level 1)	(Level 2)	(Level 3)
Available-for-Sale Securities:				
U.S. Treasury and Government Agencies	$ 43,651,132	-	$ 43,651,132	-
Mortgage-backed securities	54,628,091	-	54,628,091	-
State and political subdivisions	32,297,779	-	32,297,779	-
Money Market Mutual Fund	2,162,055	2,162,055	-	-
Equity securities	23,000	-	23,000	-

Fair Value Measurements Using:				
Description	Fair Values at 12/31/2009	(Level 1)	(Level 2)	(Level 3)
Available-for-Sale Securities:				
U.S. Treasury and Government Agencies	$ 12,943,649	-	$ 12,943,649	-
Mortgage-backed securities	52,246,278	-	52,246,278	-
State and political subdivisions	31,537,006	-	31,537,006	-
Money Market Mutual Fund	8,333,179	8,333,179	-	-
Equity securities	23,000	-	23,000	-

Level 1 - Quoted Prices in Active Markets for Identical Assets
Level 2 - Significant Other Observable Inputs
Level 3 - Significant Unobservable Inputs

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a non recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Impaired Loans (Collateral Dependent)

Loans for which it is probable the Company will not collect all principal and interest due according to contractual terms are measured for impairment. If the impaired loan is collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining an independent appraisal of the collateral and applying a discount factor to the value based on the Company's loan review policy. All impaired loans held by the Company were collateral dependent at December 31, 2010 and 2009.

Mortgage Servicing Rights

Mortgage servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using discounted cash flow models associated with the servicing rights and discounting the cash flows using discount market rates. The servicing portfolio has been valued using all relevant positive and negative cash flows including servicing fees, miscellaneous income and float; marginal costs of servicing; the cost of carry of advances; and foreclosure losses; and applying certain prevailing assumptions used in the marketplace. Due to the nature of the valuation inputs, mortgage servicing rights are classified within Level 3 of the hierarchy.

Foreclosed Assets Held For Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value (based on current appraised value) at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Management has determined fair value measurements on other real estate owned primarily through evaluations of appraisals performed, and current and past offers for the other real estate under evaluation.

Goodwill

Goodwill is evaluated independently for its fair value. This measurement uses projected cash flows from operations and discounts those using appropriate discount rates to calculate fair value. Management engaged a third party to determine the fair value of Goodwill in line with procedures pursuant to FASB Accounting Standards Codification Topic 350-20.

Intangible

Intangible assets are evaluated independently for fair value on an annual basis. The measurement of these intangible assets is in line with procedures pursuant to FASB Accounting Standards Codification Topic 350-30.

The following table presents the fair value measurements of assets measured at fair value on a non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

Fair Value Measurements Using:				
Description	Fair Values at 12/31/2010	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$ 6,709,231	-	-	$ 6,709,231
Mortgage Servicing Rights	$ 3,190,389	-	-	$ 3,190,389
Foreclosed Assets	$ 1,054,500	-	-	$ 1,054,500
Goodwill (RDSI)	$ 380,748	-	-	$ 380,748
Intangible (RDSI)	$ 107,000			$ 107,000

Fair Value Measurements Using:				
Description	Fair Values at 12/31/2009	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$ 9,113,369	-	-	$ 9,113,369
Mortgage Servicing Rights	$ 1,955,153	-	-	$ 1,955,153
Foreclosed Assets	$ 356,455	-	-	$ 356,455

Level 1 - Quoted Prices in Active Markets for Identical Assets
Level 2 - Significant Other Observable Inputs
Level 3 - Significant Unobservable Inputs

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.

Cash and Cash Equivalents and Federal Reserve and Federal Home Loan Bank Stock and Accrued Interest Payable and Receivable

The carrying amount approximates the fair value.

Loans

The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate State Bank would charge for similar loans at December 31, 2010 and 2009, applied for the time period until the loans are assumed to re-price or be paid.

Deposits & Other Borrowings

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates the fair value. The estimated fair value for fixed-maturity time deposits, as well as borrowings, is based on estimates of the rate State Bank could pay on similar instruments with similar terms and maturities at December 31, 2010 and 2009.

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair value for other financial instruments and off-balance-sheet loan commitments approximate cost at December 31, 2010 and 2009 are not considered significant to this presentation.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments, and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 30,417,813	$ 30,418,000	$ 24,824,785	$ 24,825,000
Available-for-sale securities	$ 132,762,058	$ 132,762,000	$ 105,083,112	$ 105,083,000
Loans held for sale	$ 9,055,268	$ 9,055,268	$ 16,857,648	$ 17,070,000
Loans, net of allowance for loan losses	$ 420,829,017	$ 424,144,000	$ 445,527,403	$ 446,266,000
Federal Reserve and FHLB Bank stock	$ 3,748,250	$ 3,748,000	$ 3,748,250	$ 3,748,000
Interest receivable	$ 2,068,965	$ 2,069,000	$ 2,324,868	$ 2,325,000
Financial liabilities				
Deposits	$ 515,677,742	$ 519,123,000	$ 491,242,152	$ 494,536,000
Short-term borrowings	$ 45,785,254	$ 47,515,000	$ 52,042,820	$ 53,670,000
Notes payable	$ 3,290,471	$ 3,276,000	$ 2,146,776	$ 2,128,000
Federal Home Loan Bank advances	$ 22,807,351	$ 23,243,000	$ 35,266,510	$ 36,476,000
Trust preferred securities	$ 20,620,000	$ 20,862,000	$ 20,620,000	$ 20,571,000
Interest payable	$ 1,971,587	$ 1,972,000	$ 1,507,521	$ 1,508,000

Note 23: Commitments and Credit Risk

State Bank grants commercial, agribusiness, consumer and residential loans to customers throughout the states of Ohio, Indiana, and Michigan. Although State Bank has a diversified loan portfolio, agricultural loans comprised approximately 10% and 8% of the portfolio as of December 31, 2010 and 2009, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Letters of credit are conditional commitments issued by State Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

	2010	2009
Loan commitments and unused lines of credit	$ 72,938,000	$ 82,832,000
Standby letters of credit	804,000	279,000
Total	$ 73,742,000	$ 83,111,000

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

Salary continuation agreements with certain executive officers contain provisions regarding certain events leading to separation from the Company, before the executive officer's normal retirement date, which could result in cash payments in excess of amounts accrued.

Note 24: Effect of Recent Accounting Standards

In June 2009, the Financial Accounting Standards Board (the "FASB") issued new guidance relating to the accounting for transfers of financial assets. The new guidance was adopted into the FASB's Accounting Standards Codification ("ASC") in December 2009 through the issuance of Accounting Standards Update ("ASU") 2009-16. The new standard provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about: a transfer of financial assets; the effects of a transfer of financial assets on the entity's financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The Company has adopted the new guidance for 2010 and has determined it to have no effect on the consolidated financial statements.

FASB ASU 2010-20, "Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" (ASC Topic 310), issued on July 21, 2010, concerns improved disclosures regarding the credit quality in a financial institution's loan portfolio. The guidance requires additional disaggregation of the credit portfolio by portfolio segment and class of receivable, a revised roll forward of the allowance for credit losses, presentation of the credit portfolio by credit quality indicators, an aging schedule of past due receivables, disclosure of troubled debt restructurings and purchases and sales of receivables by portfolio segment. The period-end disclosures are effective for periods ending on or after December 15, 2010 (December 31, 2010 for the Company). The activity disclosures are effective for periods beginning on or after December 15, 2010 (January 1, 2011 for the Company). The adoption of FASB ASU 2010-20 did not have a material effect on the Company's financial condition or results of operations.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Note 25: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2010	2009
Assets		
Cash and cash equivalents	$ 38,509	$ 378,064
Investment in common stock of banking subsidiaries	66,124,973	66,920,562
Investment in nonbanking subsidiaries	(216,162)	13,985,876
Notes Receivable	2,000,000	-
Other assets	2,675,248	2,916,216
Total assets	$ 70,622,568	$ 84,200,718
Liabilities		
Trust preferred securities	$ 20,000,000	$ 20,000,000
Borrowings from nonbanking subsidiaries	620,000	620,000
Notes Payable	1,700,000	-
Other liabilities	2,278,469	1,873,063
Total liabilities	24,598,469	22,493,063
Stockholders' Equity	46,024,099	61,707,655
Total liabilities and stockholders' equity	$ 70,622,568	$ 84,200,718

Rurban Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Condensed Statements of Income

	2010	2009	2008
Income			
Interest income	$ 102,167	$ 752	$ 1,677
Dividends from subsidiaries:			
Banking subsidiaries	800,000	2,400,000	22,100,000
Nonbanking subsidiaries	225,000	1,922,076	3,850,620
Total	1,025,000	4,322,076	25,950,620
Other income	536,586	1,550,032	1,603,529
Total income	1,663,753	5,872,860	27,555,826
Expenses			
Interest expense	1,529,815	1,573,293	1,691,792
Other expense	1,834,675	3,864,674	3,171,949
Total expenses	3,364,490	5,437,967	4,863,741
Income (loss) before income tax and equity in undistributed (excess distributed) income (loss) of subsidiaries	(1,700,737)	434,893	22,692,085
Income tax benefit	(942,754)	(1,321,333)	(1,111,193)
Income (loss) before equity in undistributed (excess distributed) income (loss) of subsidiaries	(757,983)	1,756,226	23,803,278
Equity in undistributed (excess distributed) income (loss) of subsidiaries			
Banking subsidiaries	(676,077)	(355,146)	(17,586,214)
Nonbanking subsidiaries	(14,179,150)	(1,018,589)	(999,825)
Total	(14,855,227)	(1,373,735)	(18,586,039)
Net income (loss)	$ (15,613,210)	$ 382,491	$ 5,217,239

Condensed Statements of Cash Flows

	2010	2009	2008
Operating Activities			
Net income (loss)	$ (15,613,210)	$ 382,491	$ 5,217,239
Items not requiring (providing) cash			
Equity in (undistributed) excess distributed net income (loss) of subsidiaries	14,855,227	1,373,735	18,586,039
Expense of Stock Option Plan	49,164	143,261	119,210
Other assets	263,858	(1,002,630)	7,874
Other liabilities	405,406	(929,910)	(20,320)
Net cash provided by (used in) operating activities	(39,555)	(33,053)	23,910,042
Investing Activities			
Cash paid to shareholders of National Bank of Montpelier acquisition	-	-	(24,000,000)
Increase in Notes Receivable	(2,000,000)	-	-
Net cash used in investing activities	(2,000,000)	-	(24,000,000)
Financing Activities			
Cash dividends paid	-	(1,752,493)	(1,676,723)
Proceeds from Notes Payable	1,700,000	-	-
Purchase of treasury stock	-	(156,291)	(1,002,760)
Net cash provided by (used in) financing activities	1,700,000	(1,908,784)	(2,679,483)
Net Change in Cash and Cash Equivalents	(339,555)	(1,941,837)	(2,769,441)
Cash and Cash Equivalents at Beginning of Year	378,064	2,319,901	5,089,342
Cash and Cash Equivalents at End of Year	$ 38,509	$ 378,064	$ 2,319,901

Note 26: Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between Banking and Data/Item Processing operations. Loans, investments, deposits and financial services provide the revenues in the Banking segment and include the accounts of State Bank and RFCBC.

Service fees provide the revenues in the Data/Item Processing operation and include the accounts of RDSI. Other segments include the accounts of the Company, Rurban Financial Corp., which provides management services to its subsidiaries.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income, other revenue, operating expense and net income. Goodwill is allocated. Income taxes and indirect expenses are allocated based on revenue. Transactions among segments are made at fair value. The Company allocates certain expenses to other segments. Information reported internally for performance assessment follows.

2010	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement information:						
Net interest income (expense)	$ 21,843,737	$ (454,369)	$ (1,427,647)	$ 19,961,721	$ -	$ 19,961,721
Other revenue - external customers	10,958,388	9,725,869	134,566	20,818,823	-	20,818,823
Other revenue - other segments	99,356	1,297,789	428,773	1,825,918	(1,825,918)	-
Net interest income and other revenue	32,901,481	10,569,289	(864,308)	42,606,462	(1,825,918)	40,780,544
Non-interest expense	25,958,617	26,341,072	1,834,675	54,134,364	(1,825,918)	52,308,446
Significant noncash items:						
Depreciation and amortization	974,967	2,985,813	46,844	4,007,624	-	4,007,624
Fixed asset and software impairment	-	4,892,231	-	4,892,231	-	4,892,231
Goodwill impairment	-	4,680,960	-	4,680,960	-	4,680,960
Other intangible impairment	-	1,591,844	-	1,591,844	-	1,591,844
Provision for loan losses	7,587,603	3,000,000	-	10,587,603	-	10,587,603
Income tax expense (benefit)	(768,661)	(4,790,880)	(942,754)	(6,502,295)	-	(6,502,295)
Segment profit (loss)	$ 123,922	$ (13,980,903)	$ (1,756,229)	$ (15,613,210)	$ -	$ (15,613,210)
Balance sheet information:						
Total assets	$ 653,940,003	$ 6,852,940	$ 70,622,568	$ 731,415,511	$ (71,127,826)	$ 660,287,685
Goodwill and intangibles	18,831,214	487,748	-	19,318,962	-	19,318,962
Premises and equipment expenditures	$ 1,018,127	$ 1,128,127	$ -	$ 2,146,254	$ -	$ 2,146,254

Rurban Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

2009	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement information:						
Net interest income (expense)	$ 22,753,280	$ (182,136)	$ (1,572,540)	$ 20,998,604	$ -	$ 20,998,604
Other revenue - external customers	10,386,902	18,836,667	81,028	29,304,597	-	29,304,597
Other revenue - other segments	92,493	1,599,589	1,497,767	3,189,849	(3,189,849)	-
Net interest income and other revenue	33,232,675	20,254,120	6,255	53,493,050	(3,189,849)	50,303,201
Non-interest expense	25,239,393	18,928,782	3,864,674	48,032,849	(3,189,849)	44,843,000
Significant noncash items:						
Depreciation and amortization	1,039,284	3,334,636	99,447	4,473,367	-	4,473,367
Provision for loan losses	5,738,098	-	-	5,738,098	-	5,738,098
Income tax expense (benefit)	210,330	450,615	(1,321,333)	(660,388)	-	(660,388)
Segment profit (loss)	$ 2,044,854	$ 874,723	$ (2,537,086)	$ 382,491	$ -	$ 382,491
Balance sheet information:						
Total assets	$ 652,166,943	$ 22,774,098	$ 83,110,060	$ 758,051,101	$ (85,001,999)	$ 673,049,102
Goodwill and intangibles	19,472,484	6,919,819	-	26,392,303	-	26,392,303

2008	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement information:						
Net interest income (expense)	$ 19,327,854	$ (109,864)	$ (1,690,115)	$ 17,527,875	$ -	$ 17,527,875
Other revenue - external customers	7,525,957	20,162,913	203,525	27,892,395	-	27,892,395
Other revenue - other segments	54,019	1,513,093	1,432,097	2,999,209	(2,999,209)	-
Net interest income and other revenue	26,907,830	21,566,142	(54,493)	48,419,479	(2,999,209)	45,420,270
Non-interest expense	19,920,105	17,295,426	3,171,950	40,387,481	(2,999,209)	37,388,272
Significant noncash items:						
Depreciation and amortization	1,012,382	2,535,876	136,100	3,684,358	-	3,684,358
Provision for loan losses	689,567	-	-	689,567	-	689,567
Income tax expense (benefit)	1,784,371	1,452,014	(1,111,193)	2,125,192	-	2,125,192
Segment profit (loss)	$ 4,513,787	$ 2,818,702	$ (2,115,250)	$ 5,217,239	$ -	$ 5,217,239
Balance sheet information:						
Total assets	$ 637,108,955	$ 19,955,458	$ 85,084,977	$ 742,149,390	$ (84,530,481)	$ 657,618,909
Goodwill and intangibles	20,113,196	7,137,530	-	27,250,726	-	27,250,726

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Note 27: Quarterly Financial Information (Unaudited)

The following tables summarize selected quarterly results of operations for 2010 and 2009.

December 31, 2010	March	June	September	December
Interest income	$ 7,483,263	$ 7,499,239	$ 7,244,962	$ 7,336,152
Interest expense	2,578,782	2,441,218	2,364,319	2,217,576
Net interest income	4,904,481	5,058,021	4,880,643	5,118,576
Provision for loan losses	1,391,433	6,498,710	898,570	1,798,890
Non-interest income	6,751,363	4,526,269	4,534,561	5,006,630
Non-interest expense	11,760,035	15,905,043	8,738,415	15,904,953
Income tax expense (benefit)	(647,686)	(4,612,572)	(247,696)	(994,341)
Net income (loss)	(847,938)	(8,206,891)	25,915	(6,584,296)
Earnings (loss) per share				
Basis	(0.17)	(1.69)	0.01	(1.36)
Diluted	(0.17)	(1.69)	0.01	(1.36)
Dividends per share	-	-	-	-

December 31, 2009	March	June	September	December
Interest income	$ 8,147,603	$ 8,289,666	$ 8,186,375	$ 7,967,506
Interest expense	3,131,740	2,928,277	2,849,660	2,682,869
Net interest income	5,015,863	5,361,389	5,336,715	5,284,637
Provision for loan losses	495,142	798,850	898,050	3,546,056
Non-interest income	7,447,505	7,897,791	7,075,711	7,174,079
Non-interest expense	10,475,024	11,108,057	11,454,115	12,096,293
Income tax expense (benefit)	389,649	348,687	(99,421)	(1,299,303)
Net income (loss)	1,103,553	1,003,586	159,682	(1,884,330)
Earnings (loss) per share				
Basis	0.23	0.20	0.03	(0.39)
Diluted	0.23	0.20	0.03	(0.39)
Dividends per share	0.09	0.09	0.09	0.09

Note 28: Strategic Partnership

On April 27, 2009, the Company announced a transaction between RDSI and New Core Holdings, Inc. d/b/a New Core Banking Systems, headquartered in Birmingham, AL ("New Core"). As part of this transaction, RDSI and New Core entered into a Reseller Software License and Support Agreement pursuant to which RDSI was granted rights as the exclusive provider of New Core's Single Source™ software. RDSI and New Core also entered into an Agreement and Plan of Merger pursuant to which New Core would be merged with a newly-created subsidiary of RDSI and become a wholly-owned subsidiary of RDSI. A prerequisite of this merger would be the spin-off of RDSI from Rurban, resulting in RDSI becoming a separate independent public company. This would be followed immediately by the merger of RDSI and New Core. On July 28, 2010, the Company announced that it had determined that the planned spin-off of RDSI and merger with New Core could not be successfully completed. RDSI continues to work to address a wind-down of the relationship with New Core.

Note 29: Subsequent Events

On March 9, 2011, Rurban Financial Corp. ("Rurban") and its wholly-owned nonbank data services subsidiary, Rurbanc Data Services, Inc., dba RDSI Banking Systems ("RDSI"), entered into a Consent Order (the "Consent Order") with the Board of Governors of the Federal Reserve System (the "FRB") that directs RDSI to take certain actions to strengthen its financial condition and operations. Rurban's banking subsidiary, The State Bank and Trust Company, is not a party to the Consent Order.

The Consent Order specifies, among other conditions, that RDSI must strengthen board oversight of critical areas of operations, maintain appropriate capital levels, strengthen working capital management, and modify its strategic plan to improve earnings. While the Consent Order remains in effect, RDSI is prohibited from declaring or paying any dividends to Rurban without the prior approval of the FRB, and Rurban is prohibited from making any capital investments in or loans to RDSI without the prior approval of the FRB.

As of the date of this report, the Company is in violation of certain loan covenants on the FTB loan detailed in Note 11. The issuance of the Consent Order described above constitutes a loan covenant violation, in addition to the Company's continued violation of the ratio of non-performing assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rurban Financial Corp. ("Rurban"), is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Through its direct and indirect subsidiaries, Rurban is engaged in commercial banking, computerized data and item processing, and trust and financial services.

The following discussion is intended to provide a review of the consolidated financial condition and results of operations of Rurban and its subsidiaries (collectively, the "Company"). This discussion should be read in conjunction with the Company's consolidated financial statements and related footnotes for the year ended December 31, 2010.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with generally accepted accounting principles in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2010. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective or complex.

Allowance for Loan Losses - The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in the nature and amount of problem assets and associated collateral, underwriting activities, loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on each impaired loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent, but undetected, losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the subjective nature of individual loan valuations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are also factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles - The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

New Accounting Pronouncements

ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements.

In January 2010, FASB issued ASU 2010-06 which requires new disclosures regarding significant transfers in and out of Level 1 and 2 fair value measurements and the reasons for the transfers. This ASU also requires that a reporting entity should present separately information about purchases, sales, issuances and settlements, on a gross basis rather than a net basis for activity in Level 3 fair value measurements using significant unobservable inputs. It also clarifies existing disclosures on the level of disaggregation, in that the reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 and 3. The new disclosures and clarifications of existing disclosures for ASC 820 became effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. See Note 22, *Disclosure About Fair Value of Assets and Liabilities.*

ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.

In July 2010, FASB issued ASU 2010-20 which is intended to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. See Note 4, *Loans.*

ASC Topic 860, Transfers and Servicing.

In November 2009, an amendment to the accounting standards for transfers of financial assets was issued. This amendment removes the concept of a qualifying special purpose entity from existing GAAP and removes the exception from applying the accounting and reporting standards within ASC 810, Consolidation, to qualifying special purpose entities. This amendment also establishes conditions for accounting and reporting of a transfer of a portion of a financial asset, modifies the asset sale/derecognition criteria, and changes how retained interests are initially measured. This amendment is expected to provide greater transparency about transfers of financial assets and a transferor's continuing involvement, if any, with the transferred assets. This accounting pronouncement is effective in 2010. The adoption of this pronouncement did not have a material impact on the Corporation's financial statements.

ASC Topic 810, Consolidation.

In November 2009, an amendment to the accounting standards for consolidation was issued. The new guidance amends the criteria for determining the primary beneficiary of, and the entity required to consolidate, a variable interest entity. This accounting pronouncement is effective in 2010. The adoption of this pronouncement did not have a material impact on the Corporation's financial statements.

Strategic Partnership

On April 27, 2009, the Company announced a transaction between RDSI and New Core Holdings, Inc. d/b/a New Core Banking Systems, headquartered in Birmingham, AL ("New Core"). As part of this transaction, RDSI and New Core entered into a Reseller Software License and Support Agreement pursuant to which RDSI was granted rights as the exclusive provider of New Core's Single Source™ software. RDSI and New Core also entered into an Agreement and Plan of Merger pursuant to which New Core would be merged with a newly-created subsidiary of RDSI and become a wholly-owned subsidiary of RDSI. A prerequisite of this merger would be the spin-off of RDSI from Rurban, resulting in RDSI becoming a separate independent public company. This would be followed immediately by the merger of RDSI and New Core. On July 28, 2010, the Company announced that it had determined that the planned spin-off of RDSI and merger with New Core could not be successfully completed. RDSI continues to work to address a wind-down of the relationships with New Core.

EARNINGS SUMMARY

Net loss for 2010 was $15,613,210, or $3.21 per diluted share, compared with net income of $382,491, or $0.07 per diluted share, and net income of $5.2 million, or $1.06 per diluted share, reported for 2009 and 2008, respectively. Cash dividends per share were $0.00 in 2010, $0.36 in 2009 and $0.34 in 2008.

The 2010 earnings reflect the impact of the economic downturn as problem asset costs increased as well as the impairments associated with RDSI. The primary factors contributing to this change in earnings were the provision for loan loss reserves ($1.9 million "banking group only", more than the prior-year), and the expenses incurred due to RDSI ($10.0 million). Included in the $10 million was a loan provision of $3.0 million, a reduction in accrued fee income of $0.32 million and operating expenses of $6.7 million from hardware and software impairments. In addition, a goodwill impairment at RDSI of $4.7 million was realized at December 31, 2010. The customer intangible was also impaired at RDSI at December 31, 2010, resulting in a writedown of $1.6 million.

Positive results for 2010 include stabilized loan volume and organic core deposit growth of $25.6 million. Core deposits now represent 58.2 percent of total deposits compared to 55.9 percent at year-end 2009. Both of these factors helped to produce a stable net interest margin of 3.92 percent at State Bank. The mortgage banking business line continues to grow, with residential real estate loan production of $241 million for the year, resulting in $4.8 million of revenue from gain on sale. The bulk of this revenue was directly attributable to mortgage production.

RDSI reported a 2010 fiscal year net loss of $14.0 million, compared to net income of $875 thousand reported for the 2009 fiscal year. Significantly affecting the 2010 results were the impairments ($10.0 million) associated with the Single Source™ software, as well as the writedown of goodwill ($4.7 million) and intangibles ($1.6 million).

CHANGES IN FINANCIAL CONDITION

Total assets at December 31, 2010 were $660.3 million, compared to $673.0 million at December 31, 2009. Loans (excluding loans held for sale) were $427.5 million at December 31, 2010, compared to $452.6 million at December 31, 2009. Total deposits were $515.7 million at year-end 2010, compared to $491.2 million at December 31, 2009. Non-interest bearing deposits at December 31, 2010 were $62.7 million, compared to $57.2 million at December 31, 2009. Total shareholders' equity was $46.0 million at year-end 2010, down from $61.7 million from the prior year-end.

Significant Events of 2010

The State Bank aggressively managed down the level of problem assets throughout the year. At December 31, 2010, non-performing assets had declined $6.5 million from the prior year. The level of non-performing assets to total assets of 2.09 percent was down from 3.02 percent for the prior year. Loan delinquency has trended downward from a high of 4.33 percent of total loans in February to 2.77 percent as of the end of December 2010.

Operating expense reductions were a critical part of State Bank's efforts during the year, and included a branch closing, staff reductions and operating efficiencies throughout the organization.

Mortgage loan production continued to be a key part of State Bank revenue growth. Total gain on sale from saleable loans, the majority of which was mortgage production, was $4.8 million during 2010, an increase of 43 percent over the 2009 revenue levels.

Loan loss provision was a significant drain on earnings during 2010. For the year, provision expense was $10.6 million to cover loan net charge-offs of $10.9 million, of which $3.0 million was at RDSI and $7.9 million was for State Bank. The bank's loan loss allowance of 1.57 percent is up 7 basis points from the prior year. This allowance provided a coverage level for our non-performing loans of 55 percent.

On July 28, 2010, RDSI announced that the proposed strategic partnership and merger with New Core Holdings, Inc. could not be successfully completed as previously contemplated. As part of that announcement, RDSI incurred a significant write-off of hardware, software and development costs. That pretax write-off of $10.0 million drove the bulk of the net loss in 2010 at the Company.

On December 31, 2010, after an extensive review of the operation and projections at RDSI, the Company recorded impairments to goodwill and customer intangible held at RDSI. Goodwill was reduced by $4.7 million and the customer intangible was reduced by $1.6 million to reflect its fair value.

Significant Events of 2009

At State Bank, asset quality issues increased throughout the year, with non-performing assets increasing to 3.02 percent of total assets as of December 31, 2009, from 1.00 percent of total assets at year end 2008. Net charge-offs increased to 0.84 percent of total loans for 2009 compared to 0.19 percent of loans for 2008.

During 2009, State Bank closed two banking centers as part of its continuing program to reduce operating expenses.

On April 27, 2009, RDSI announced a strategic partnership with New Core Holdings, Inc. d/b/a New Core Banking Systems, headquartered in Birmingham, AL ("New Core"). As part of this partnership, RDSI and New Core Banking Systems entered into a Reseller Software License and Support Agreement pursuant to which RDSI was granted rights as the exclusive provider of New Core's Single Source™ software. RDSI and New Core also entered into an Agreement and Plan of Merger pursuant to which New Core would be merged with a newly-created subsidiary of RDSI and become a wholly-owned subsidiary of RDSI. A prerequisite of this merger would be the spin-off of RDSI from Rurban, resulting in RDSI becoming a separate independent public company. This would be followed immediately by the merger of RDSI and New Core.

Rurban increased its dividend to shareholders from $0.34 per share during 2008 to $0.36 per share in 2009. However, due to an increase in problem assets in the fourth quarter of 2009, the dividend for the first quarter of 2010 was suspended and on-going dividend payouts will be evaluated quarterly.

The mortgage banking business line continued to grow in 2009, with residential real estate loan production of $238 million for the year, driven by the refinancing boom, compared to $38 million for 2008.

Included within the $5.7 million provision for loan losses, was a provision for a $1.15 million loss recorded due to mortgage fraud by an external title insurance broker. State Bank plans to pursue litigation filed against the principal involved, the local title company, and a title insurance company for recovery of the fraud loss.

RESULTS OF OPERATIONS

	Year Ended December 31,			Year Ended December 31,		
	2010	2009	% Change	2009	2008	% Change
	(dollars in thousands except per share data)					
Total Assets	$ 660,288	$ 673,049	-2%	$ 673,049	$ 657,619	2%
Total Securities	132,762	105,083	26%	105,083	102,606	2%
Loans Held for Sale	9,055	16,858	-46%	16,858	3,824	341%
Loans (Net)	427,544	452,558	-6%	452,558	450,112	1%
Allowance for Loan Losses	6,715	7,030	-4%	7,030	5,020	40%
Total Deposits	$ 515,678	$ 491,242	5%	$ 491,242	$ 484,221	1%
Total Revenues	$ 40,781	$ 50,303	-19%	$ 50,303	$ 45,419	11%
Net Interest Income	19,962	20,999	-5%	20,999	17,528	20%
Loan Loss Provision	10,588	5,738	85%	5,738	690	732%
Non-interest Income	20,819	29,304	-29%	29,304	27,891	5%
Non-interest Expense	52,308	44,843	17%	44,843	37,388	20%
Net Income (Loss)	(15,613)	382	*	382	5,217	-93%
Basic Earnings (Loss) per Share	$ (3.21)	$ 0.07	*	$ 0.07	$ 1.06	-93%
Diluted Earnings (Loss) per Share	$ (3.21)	$ 0.07	*	$ 0.07	$ 1.06	-93%

*Percentage comparison not meaningful

Net Interest Income

	Year Ended December 31,			Year Ended December 31,		
	2010	2009	% Change	2009	2008	% Change
	(dollars in thousands)					
Net Interest Income	$ 19,962	$ 20,999	-5%	$ 20,999	$ 17,528	20%

Net interest income was $20.0 million for 2010 compared to $21.0 million for 2009, a decrease of 4.9 percent driven mainly by lower loan volumes. Average earning assets declined to $564.6 million in 2010 compared to $570.1 million in 2009, also due to loan volume. The consolidated 2010 full-year net interest margin declined 12 basis points to 3.67 percent compared to 3.79 percent at December 31, 2009.

Net interest income was $21.0 million for 2009 compared to $17.5 million for 2008, an increase of 19.8 percent, which resulted from the Banking segment being in a liability-sensitive position and the full-year impact of the National Bank of Montpelier ("NBM") acquisition. Average earning assets also increased to $570.1 million in 2009 compared to $508.3 million in 2008, again as a result of the full-year impact of the NBM acquisition. The consolidated 2009, or full-year net interest margin improved 26 basis points to 3.79 percent, compared to 3.53 percent for 2008.

Loan Loss Provision

A Provision for Loan Losses of $10.6 million was taken in 2010 compared to $5.7 million taken for 2009. The $4.9 million increase was due to the higher level of charge-offs driven by the continual weakening of the economy. For 2010, net charge-offs totaled $10.9 million, or 2.55 percent of average loans. Management continues to proactively identify problem loans and is developing strategies for removing these loans from non-performing status. State Bank anticipates that 2011 will show improvement from the current level of problem assets.

A Provision for Loan Losses of $5.74 million was taken in 2009 compared to $690 thousand taken for 2008. The $5.05 million increase was due to the increase in problem assets primarily driven by the continual weakening of the economy. For 2009, net charge-offs totaled $3.73 million, or 0.84 percent of average loans. Consistent with external economic conditions, State Bank witnessed an increase in delinquencies within all segments of its loan portfolio.

Non-interest Income

	Year Ended December 31,			Year Ended December 31,		
	2010	2009	% Change	2009	2008	% Change
	(dollars in thousands)					
Total Non-interest Income	$ 20,819	$ 29,305	-29%	$ 29,305	$ 27,891	5%
Data Service Fees	$ 9,736	$ 18,860	-48%	$ 18,860	$ 20,165	-6%
Trust Fees	$ 2,548	$ 2,509	2%	$ 2,509	$ 3,082	-19%
Deposit Service Fees	$ 2,461	$ 2,608	-6%	$ 2,608	$ 2,416	8%
Gains on Sale of Loans	$ 4,801	$ 3,355	43%	$ 3,355	$ 741	353%
Investment Securities Recoveries	$ 74	$ -	N/A	$ -	$ 197	N/A
Net Proceeds from VISA IPO	$ -	$ -	N/A	$ -	$ 132	N/A
Gains on Sale of Securities	$ 451	$ 960	-53%	$ 960	$ -	N/A
Other	$ 749	$ 1,013	-26%	$ 1,013	$ 1,158	-13%

Total non-interest income was $20.8 million for 2010 compared to $29.3 million for 2009, representing an $8.5 million, or 29.0 percent decrease year-over-year. This decrease was driven by a $9.1 million decline in data processing income as a result of the loss of data processing clients by RDSI during 2010. As of December 31, 2010, only one client bank (State Bank) remained as a data processing customer of RDSI. The equity markets throughout 2010 held trust fees flat, which are generally calculated on invested balances. The increase in gain on sale of loans and loan servicing fees was driven by mortgage banking. The Company originated $241 million in saleable loan production during 2010. The sales of these loans allowed for the sold and serviced loan portfolio to grow from $208 million in 2009 to over $328 million at December 31, 2010. This portfolio provides a servicing fee annuity, which is expected to provide servicing revenue for the foreseeable future.

Total non-interest income was $29.3 million for 2009 compared to $27.9 million for 2008, representing a $1.41 million, or 5.1 percent increase year-over-year. This increase was driven by a $2.61 million increase in net gain on sale of loans. Increases in net realized gain on sales of securities of $960 thousand and loan servicing fees of $208 thousand, or 88.6 percent, were offset by decreases in Data Processing fees of $1.31 million, or 6.48 percent, and Trust Fees of $573 thousand, or 18.6 percent. The loss of RDSI's largest customer in July of 2009, coupled with the de-conversion of six client banks in the fourth quarter of 2009, caused the majority of the decline in data processing income. The equity markets throughout 2009 negatively impacted trust fees, which are generally calculated on invested balances. The increase in gain on sale of loans and loan servicing fees was driven by mortgage banking. In 2009, $213 million of saleable loans were generated compared to just $38 million in 2008. The sales of these loans also allowed for the sold and serviced loan portfolio to grow from $71 million in 2008 to over $208 million at December 31, 2009. This portfolio provides a servicing fee annuity, which is expected to provide servicing revenue for the foreseeable future.

RDSI Banking Systems ("RDSI")

	Year Ended December 31,			Year Ended December 31,		
	2010	2009	% Change	2009	2008	% Change
	(dollars in thousands)					
Data Service Fees	$ 9,736	$ 18,860	-48%	$ 18,860	$ 20,165	-6%

Data service fees decreased $9.1 million, or 48.4 percent, to $9.7 million in 2010 from $18.9 million in 2009. During 2010, RDSI's data processing clients, utilizing the ITI software administered by RDSI, decreased from 77 to only one utilizing this software, State Bank. In late 2009, the decrease of clients began, accounting for the 6 percent revenue decline in the 2009 fiscal year.

RDSI reported a 2010 fiscal year net loss of $14.0 million, compared to $875 thousand reported for the 2009 fiscal year. Significantly affecting our 2010 results were the impairment expenses incurred due to the unsuccessful spin-off of RDSI and RDSI's planned merger with New Core Banking Systems, as well as the goodwill and other intangible impairment taken at RDSI.

Data service fees decreased $1.31 million, or 6.5 percent, to $18.9 million in 2009 from $20.2 million in 2008, and increased $783 thousand, or 4 percent, from 2007 to 2008. Data processing fees contributed 63.7 percent of Rurban's recurring non-interest income for 2009. The majority of the decrease from 2008 to 2009 was due to the loss of RDSI's largest customer in July of 2009, as well as six client banks de-converting in the fourth quarter of 2009.

RDSI reported 2009 fiscal year net income of $875 thousand, compared to $2.82 million reported for the 2008 fiscal year. Significantly affecting our 2009 results were the extraordinary expenses incurred due to the planned spin-off of RDSI and RDSI's planned merger with New Core Banking Systems.

Non-interest Expense

	Year Ended December 31,			Year Ended December 31,		
	2010	2009	% Change	2009	2008	% Change
	(dollars in thousands)					
Total Non-interest Expense	$ 52,308	$ 44,843	17%	$ 44,843	$ 37,388	20%
Salaries & Employee Benefits	$ 17,932	$ 21,035	-15%	$ 21,035	$ 17,318	21%
Professional Fees	$ 2,546	$ 2,891	-12%	$ 2,891	$ 1,859	56%
FDIC Insurance Expense	$ 1,138	$ 1,132	1%	$ 1,132	$ 59	1819%
Goodwill & Intangible Impairment	$ 6,273	$ -	N/A	$ -	$ -	0%
Hardware & software impairment	$ 4,892	$ -	N/A	$ -	$ -	0%
All Other	$ 19,527	$ 19,785	-1%	$ 19,785	$ 18,152	9%

Non-interest expense for 2010 increased $7.5 million, or 16.7 percent over 2009. Impairment expenses at RDSI were $13.0 million, and when excluded, total non-interest expense was down 12.3 percent from the prior year. As RDSI clients declined, the Company made commensurate declines in expenses, mainly through a reduction in work force, as decreased staff levels were required to service remaining clients. State Bank continued to have higher than normal expenses related to OREO and foreclosure. Total expense writedowns at RDSI for 2010 included software, hardware and other developmental costs due to Single Source™ ($6.7 million), a Goodwill impairment ($4.7 million) and customer intangible impairment ($1.6 million).

Non-interest expense for 2009 increased $7.45 million, or 19.9 percent over 2008. The full-year expenses of the NBM acquisition contributed $1.70 million of this increase, while mortgage banking expenses increased $2.43 million over 2008. Professional fees increased $1.03 million from 2008 due mainly to fees incurred in connection with the planned spin-off of RDSI and RDSI's planned merger with New Core Banking Systems. Insurance expense increased $1.07 million year-over-year due mainly to increased FDIC insurance premiums. Finally, equipment expense increased $1.15 million over 2008 due mainly to accelerated software amortization and additional equipment purchases by RDSI.

FINANCIAL CONDITION

Investments

During 2010, the Company increased its level of available for sale securities by nearly $28 million and ended the year at $132.8 million. This increase was the result of lower loan volumes for the Company coupled with higher levels of deposit growth. The increased levels of investments impacted the Company's net interest margin as investment yields were lower than potential loan yields.

Loans

	12/31/2010	% of Total	12/31/2009	% of Total	% Inc/(Dec)	12/31/2008	% of Total	% Inc/(Dec)
	(dollars in thousands)							
Commercial	$ 72,489	17%	$ 84,643	19%	-14%	$ 83,645	21%	1%
Commercial R.E.	177,890	41%	179,909	35%	-1%	161,566	33%	11%
Agricultural	40,762	10%	41,485	10%	-2%	43,641	11%	-5%
Residential	84,775	20%	92,972	24%	-9%	107,905	22%	-14%
Consumer	51,710	12%	53,655	12%	-4%	53,339	13%	1%
Leases	194	0%	221	0%	-12%	266	0%	-17%
Loans	$ 427,820		$ 452,885		-6%	$ 450,362		1%
Loans held for sale	9,055		16,858			3,824		
Total	$ 436,875		$ 469,743			$ 454,186		

Loans decreased $25.1 million to $427.8 million at December 31, 2010. Loan volume declined in most categories, except for residential loans. Loans held for sale decreased by nearly $8 million, as the bank reduced the level of residential loans in process. State Bank aggressively moved out a number of problem credits during the year.

Loans increased $2.5 million to $452.9 million at December 31, 2009. This growth was due to commercial real estate growth of $18.3 million and commercial growth of $997 thousand. Residential real estate and agriculture loan balances decreased $14.9 million and $2.2 million, respectively in 2009. The reduction in balances in residential real estate was due to the refinancing boom. The majority of this balance reduction was included in salable mortgages into the secondary market.

Asset Quality

	Period Ended December 31, (dollars in millions)				
	12/31/2010	12/31/2009	Change in Dollars / Percentages	12/31/2008	Change in Dollars / Percentages
Non-performing loans	$ 12.3	$ 18.5	$ (6.2)	$ 5.2	$ 13.3
Non-performing assets	$ 13.8	$ 20.3	$ (6.5)	$ 6.6	$ 13.7
Non-performing assets/total assets	2.09%	3.02%	-0.93%	1.00%	2.02%
Net charge-offs	$ 10.9	$ 3.8	$ 7.1	$ 0.8	$ 3.0
Net charge-offs/total loans	2.55%	0.84%	1.71%	0.19%	0.65%
Loan loss provision	$ 10.6	$ 5.7	$ 4.9	$ 0.7	$ 5.0
Allowance for loan losses	$ 6.7	$ 7.0	$ (0.3)	$ 5.0	$ 2.0
Allowance/loans	1.57%	1.50%	0.07%	1.12%	0.38%
Allowance/non-performing loans	55%	38%	17%	97%	-59%
Allowance/non-performing assets	49%	35%	14%	76%	-42%

Non-performing assets (loans + OREO *(Other Real Estate Owned)* + OAO *(Other Assets Owned)*) were $13.8 million, or 2.09 percent, of total assets at December 31, 2010, a decrease of $6.5 million from 2009.

CAPITAL RESOURCES

Stockholders' equity at December 31, 2010, was $46.0 million, equivalent to 7.5 percent of total assets. The total risk-based capital ratio was 11.0 percent at December 31, 2010. Total consolidated regulatory (risk-based) capital was $48.4 million at December 31, 2010, and $59.8 million at December 31, 2009.

Goodwill and Intangibles

The Company completed the most recent annual goodwill impairment test as of December 31, 2010. The first step impairment test compares the fair value of the reporting units with the carrying values, including goodwill. The reporting units are State Bank and RDSI. State Bank passed step one, which concluded no impairment. RDSI failed the step one and step two tests, which resulted in an impairment of goodwill in the amount of $4.7 million. This impairment was realized at December 31, 2010. The customer related intangible at RDSI was a direct result of the customers acquired as part of the DCM acquisition. As the initial level of customers has not expanded since the acquisition, it was determined that an impairment was required of $1.6 million.

The fair value testing of Goodwill and Intangibles was conducted pursuant to ASC Topic 350 and utilized company prepared projections of cash flows, historical financial results and market based comparisons. These inputs were used to evaluate the expected future cash flows of the businesses and those results determined the fair value of the Goodwill and Intangibles.

Planned Purchases of Premises and Equipment

Management plans to purchase additional premises and equipment to meet the current and future needs of the Company's customers. These purchases, including buildings and improvements and furniture and equipment (which includes computer hardware, software, office furniture and license agreements), are currently expected to total approximately $100 thousand for State Bank and $0 for RDSI, over the next year. These purchases are expected to be funded by cash on hand and from cash generated from current operations.

LIQUIDITY

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Sources used to satisfy these needs consist of cash and due from banks, federal funds sold, interest earning deposits in other financial institutions, securities available for sale, loans held for sale, and borrowings from various sources. The assets, excluding the borrowings, are commonly referred to as liquid assets. Liquid assets were $172.2 million at December 31, 2010 compared to $146.8 million at December 31, 2009. During 2010, the Company continued to utilize strategies that would move the balance sheet to a more asset-sensitive position.

The Company's commercial real estate, residential first and multi-family mortgage portfolio of $262.7 million at December 31, 2010 can and has been readily used to collateralize borrowings, which is an additional source of liquidity. Management believes the Company's current liquidity level, without these borrowings, is sufficient to meet its liquidity needs. At December 31, 2010, all eligible commercial real estate, residential first, and multi-family mortgage loans were pledged under an FHLB blanket lien.

The cash flow statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2010, 2009 and 2008 follows.

The Company experienced positive cash flows from operating activities in 2010, negative cash flows from operating activities in 2009, and positive cash flows from operating activities in 2008. Net cash from operating activities was $16.9 million, $(7.2) million and $9.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. Significant non-cash items from operations included software and fixed asset impairments ($4.9 million), goodwill and intangible impairments ($6.3 million) and OREO impairments of $972 thousand. Net cash flows from loans originated and held for sale was a positive $12.6 million.

Cash flow from investing activities was a use of cash of $18.1 million, $9.5 million, and $647 thousand for December 31, 2010, 2009, and 2008, respectively. The changes in net cash from investing activities for 2010 include the purchase of available-for-sale securities of $76.6 million, net change in loans of $11.1 million and the purchase of premises and equipment of $2.1 million. The changes in net cash from investing activities for 2009 include the purchase of available-for-sale securities of $67.9 million, net change in loans of $7.7 million and the purchase of premises and equipment of $3.4 million. 2008 changes in net cash from investing activities include the purchase of NBM of $14.8 million, and purchases of premises and equipment of $8.0 million. In 2010, 2009 and 2008, the Company received $10.0 million, $27.1 million and $36.5 million, respectively, from sales of securities available for sale, while proceeds from repayments, maturities and calls of securities were $37.7 million, $40.8 million and $48.1 million in 2010, 2009 and 2008, respectively.

Net cash flow provided from financing activities was $6.9 million, $13.5 million, and $1.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. Significant financing activity during 2010 included repayment of Fed Funds purchased at $5.0 million and repayment of FHLB advances of $12.5 million. 2009 and 2008 had FHLB advances of $7.5 million and $24.0 million, respectively. Finally, $24.5 million, $7.0 million and $(8.6) million of the change is attributable to the change in deposits for 2010, 2009 and 2008, respectively.

Off-Balance-Sheet Borrowing Arrangements:

Significant additional off-balance-sheet liquidity is available in the form of FHLB advances, unused federal funds lines from correspondent banks, lines of credit from correspondent banks and the national certificate of deposit market. Management expects the risk of changes in off-balance-sheet arrangements to be immaterial to earnings.

The Company's commercial real estate, residential first, and multi-family mortgage portfolios of $262.7 million have been pledged to meet collateralization requirements as of December 31, 2010. Based on the current collateralization requirements of the FHLB, approximately $4.2 million of additional borrowing capacity existed at December 31, 2010.

At December 31, 2010, the Company had $11.5 million in federal funds lines. As of December 31, 2009, the Company had $20.5 million in federal funds lines. Federal funds borrowed at December 31, 2010 and 2009 were $0 and $5.0 million, respectively. The Company also had $41.3 million in unpledged securities that may be used to pledge for additional borrowings.

At December 31, 2010, Rurban Financial Corp., the bank Holding Company, had a $5 million line of credit (LOC). The balance at December 31, 2010 and 2009 was $1.7 million and $0, respectively.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Long-Term Debt Obligations	$ 22,807,351	$ 13,668,477	$ 3,138,874	$ 6,000,000	$ -
Other Debt Obligations	24,910,471	2,009,503	1,280,968	-	20,620,000
Operating Lease Obligations	1,546,769	359,944	566,413	265,000	355,412
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	214,925,512	109,156,087	81,884,807	21,464,356	2,420,262
Total	$ 264,190,103	$ 125,194,011	$ 86,871,062	$ 27,729,356	$ 23,395,674

The Company's contractual obligations as of December 31, 2010 were comprised of long-term debt obligations, other debt obligations, operating lease obligations and other long-term liabilities. Long-term debt obligations are comprised of FHLB Advances of $22.8 million. Other debt obligations are comprised of Trust Preferred securities of $20.6 million and Notes Payable of $3.3 million. The operating lease obligation is a lease on the RDSI-South building of $87,500 per year, the RDSI-North building of $162,000 per year and the DCM-Lansing facility of $104,600 per year. Other long-term liabilities include time deposits of $214.9 million.

ASSET LIABILITY MANAGEMENT

Asset liability management involves developing, executing and monitoring strategies to maintain appropriate liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on current and future earnings. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans, mortgage-backed securities, and securities available for sale) which are primarily funded by interest-bearing liabilities (deposits and borrowings). With the exception of specific loans which are originated and held for sale, all of the financial instruments of the Company are for other than trading purposes. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. In addition, the Company has limited exposure to commodity prices related to agricultural loans. The impact of changes in foreign exchange rates and commodity prices on interest rates are assumed to be insignificant. The Company's financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Interest rate risk is the Company's primary market risk exposure; to a lesser extent, liquidity risk also impacts market risk exposure.

Interest rate risk is the exposure of a banking institution's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risks at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative level of exposure. When assessing the interest rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risks at prudent levels of consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and asset quality (when appropriate).

The Federal Reserve Board together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Company adopted a Joint Agency Policy Statement on interest rate risk effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk management process that effectively identifies, measures and controls interest rate risk.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate-sensitive assets are funded by longer-term, fixed-rate liabilities in a declining rate environment.

There are several ways an institution can manage interest rate risk including: 1) matching repricing periods for new assets and liabilities, for example, by shortening or lengthening terms of new loans, investments, or liabilities; 2) selling existing assets or repaying certain liabilities; and 3) hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest rate risk. Interest rate swaps, futures contracts, options on futures contracts, and other such derivative financial instruments can be used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Company has not purchased derivative financial instruments in the past but may purchase such instruments in the future if market conditions are favorable.

Quantitative Market Risk Disclosure. The following table provides information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates as of December 31, 2010. The table does not present when these items may actually reprice. For loans receivable, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the historical impact of interest rate fluctuations on the prepayment of loans and mortgage backed securities. For core deposits (demand deposits, interest-bearing checking, savings, and money market deposits) that have no contractual maturity, the table presents principal cash flows and applicable related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. The current historical interest rates for core deposits have been assumed to apply for future periods in this table as the actual interest rates that will need to be paid to maintain these deposits are not currently known. Weighted average variable rates are based upon contractual rates existing at the reporting date.

Principal/Notional Amount Maturing or Assumed to be Withdrawn In:
(Dollars in thousands)

	2011	2012	2013	2014	2015	Thereafter	Total
Rate Sensitive Assets							
Variable Rate Loans	$ 48,552	$ 11,225	$ 5,792	$ 6,423	$ 5,037	$ 13,346	$ 90,375
Average interest rate	4.22%	3.93%	3.84%	4.22%	3.93%	3.61%	4.06%
Adjustable Rate Loans	$ 37,668	$ 26,943	$ 23,376	$ 18,769	$ 15,724	$ 81,283	$ 203,763
Average interest rate	5.47%	5.53%	5.56%	5.57%	5.64%	5.81%	5.65%
Fixed Rate Loans	$ 54,314	$ 29,657	$ 15,589	$ 12,897	$ 6,495	$ 23,510	$ 142,461
Average interest rate	5.60%	5.95%	5.79%	5.80%	5.47%	4.45%	5.52%
Total Loans	$ 140,534	$ 67,825	$ 44,756	$ 38,089	$ 27,256	$ 118,139	$ 436,599
Average interest rate	5.09%	5.45%	5.42%	5.42%	5.28%	5.29%	5.27%
Fixed rate investment securities	$ 22,681	$ 11,095	$ 7,056	$ 4,757	$ 4,139	$ 76,541	$ 126,269
Average interest rate	3.68%	3.50%	3.77%	3.09%	3.29%	2.78%	3.09%
Variable rate investment securities	$ 4,603	$ 542	$ 552	$ 564	$ 575	$ 3,405	$ 10,241
Average interest rate	2.07%	2.01%	2.01%	2.01%	2.01%	2.15%	2.09%
Fed Funds Sold & Other	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Rate Sensitive Assets	$ 167,818	$ 79,462	$ 52,364	$ 43,410	$ 31,970	$ 198,085	$ 573,109
Average interest rate	4.82%	5.15%	5.16%	5.12%	4.97%	4.27%	4.74%

	2011	2012	2013	2014	2015	Thereafter	Total
Rate Sensitive Liabilities							
Demand - Non Interest Bearing	$ 12,572	$ 12,572	$ 12,572	$ 12,572	$ 12,458	$ -	$ 62,746
Demand - Interest Bearing	$ 21,184	$ 21,184	$ 21,184	$ 21,184	$ 20,972	$ -	$ 105,708
Average interest rate	0.14%	0.14%	0.14%	0.14%	0.14%	0.00%	0.14%
Money Market Accounts	$ 16,961	$ 16,961	$ 16,961	$ 16,961	$ 16,792	$ -	$ 84,636
Average interest rate	0.39%	0.39%	0.39%	0.39%	0.39%	0.00%	0.39%
Savings	$ 9,711	$ 9,511	$ 9,511	$ 9,511	$ 9,418	$ -	$ 47,662
Average interest rate	0.16%	0.16%	0.16%	0.16%	0.16%	0.00%	0.16%
Certificates of Deposit	$ 109,173	$ 55,018	$ 26,926	$ 7,752	$ 13,713	$ 2,344	$ 214,926
Average interest rate	1.35%	2.14%	2.13%	2.46%	2.55%	3.73%	1.79%
Fixed rate FHLB Advances	$ 11,861	$ 923	$ 4,023	$ 6,000	$ -	$ -	$ 22,807
Average interest rate	4.00%	3.26%	3.20%	2.92%	0.00%	0.00%	3.54%
Variable rate FHLB Advances	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate Notes Payable	$ 309	$ 1,281	$ -	$ -	$ -	$ 10,310	$ 11,900
Average interest rate	6.50%	6.50%	0.00%	0.00%	0.00%	10.60%	10.05%
Variable rate Notes Payable	$ 1,700	$ -	$ -	$ -	$ -	$ 10,310	$ 12,010
Average interest rate	4.00%	0.00%	0.00%	0.00%	0.00%	2.10%	2.37%
Fed Funds Purchased, Repos & Other	$ 25,785	$ 20,000	$ -	$ -	$ -	$ -	$ 45,785
Average interest rate	2.90%	4.74%	0.00%	0.00%	0.00%	0.00%	3.70%
Total Rate Sensitive Liabilities	$ 209,256	$ 137,450	$ 91,177	$ 73,980	$ 73,353	$ 22,964	$ 608,180
Average interest rate	1.38%	1.71%	0.89%	0.64%	0.63%	6.08%	1.38%

Principal/Notional Amount Maturing or Assumed to be Withdrawn In:
(Dollars in thousands)

Comparison of 2010 to 2009	First Year	Years 2 - 5	Thereafter	Total
Total Rate Sensitive Assets:				
At December 31, 2010	$ 167,818	$ 207,206	$ 198,085	$ 573,109
At December 31, 2009	188,112	248,276	141,859	578,247
Increase (decrease)	$ (20,294)	$ (41,070)	$ 56,226	$ (5,139)
Total Rate Sensitive Liabilities:				
At December 31, 2010	$ 209,256	$ 375,960	$ 22,964	$ 608,180
At December 31, 2009	220,145	358,338	22,835	601,318
Increase (decrease)	$ (10,889)	$ 17,622	$ 129	$ 6,862

The above table reflects expected maturities, not expected repricing. The contractual maturities adjusted for anticipated prepayments and anticipated renewals at current interest rates, as shown in the preceding table, are only part of the Company's interest rate risk profile. Other important factors include the ratio of rate-sensitive assets to rate-sensitive liabilities (which takes into consideration loan repricing frequency but not when deposits may be repriced) and the general level and direction of market interest rates. For core deposits, the repricing frequency is assumed to be longer than when such deposits actually reprice. For some rate-sensitive liabilities, their repricing frequency is the same as their contractual maturity. For variable rate loans receivable, repricing frequency can be daily or monthly. For adjustable rate loans receivable, repricing can be as frequent as annually for loans whose contractual maturities range from one to thirty years. The Company continued to reposition its balance sheet over the past two years, by liquidating investments and reducing high cost certificates of deposit, which had a positive impact on the margin and helped balance the gap position.

The Company manages its interest rate risk by the employment of strategies to assure that desired levels of both interest-earning assets and interest-bearing liabilities mature or reprice with similar time frames. Such strategies include: 1) loans receivable which are renewed (and repriced) annually, 2) variable rate loans, 3) certificates of deposit with terms from one month to six years, 4) securities available for sale which mature at various times primarily from one through ten years, 5) federal funds borrowings with terms of one day to 90 days, and 6) Federal Home Loan Bank borrowings with terms of one day to ten years.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of the Company are monetary in nature and therefore, the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects non-interest expense, which tends to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages loan, security, and liability maturities in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

Forward-Looking Statements

This report may contain forward-looking statements about the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, which are not statements of historical fact. These forward-looking statements provide current expectations or forecasts of future financial performance. Examples of forward-looking statements include: (a) projections of income or expense, earning per share, the payments or non-payments of dividends, capital structure and other financial items; (b) statements of plans and objectives of the Company or our management or Board of Directors, including those relating to products or services and those relating to the previously planned spin-off of RDSI and merger of RDSI with New Core; (c) statements of future economic performance; (d) statements of future customer attraction or retention; and (e) statements of assumptions underlying such statements. Words such as "anticipates," "believes," "plans," "intends," "expects," "projects," "estimates," "should," "may," "would be," "will allow," "will likely result," "will continue," "will remain," or similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying those statements. Forward-looking statements are based on management's expectations and are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, risks and uncertainties inherent in the national and regional banking industry, changes in economic conditions in the market areas in which the Company and its subsidiaries operate, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas in which the Company and its subsidiaries operate, increases in FDIC insurance premiums, changes in the competitive environment, losses of significant customers, geopolitical events, the loss of key personnel and other factors. For a more detailed discussion of the factors that could affect the Company's financial results, please see Item 1A "Risk Factors" in the Company's most recent Annual Report on Form 10-K filed with the SEC.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements, except as required by law.

Market for Rurban Financial Corp. Common Stock Related Shareholder Matters

The common shares of the Company are traded on The NASDAQ Global Market (symbol "RBNF"). The table below sets forth the high and low sales prices and the cash dividends declared with respect to the common shares of the Company for the indicated periods. The high and low prices reflect actual sales prices for purchases and sales of the Company's common shares as reported by NASDAQ and not inter-dealer prices.

	Per Share Sales Prices		Per Share Dividends
2010	High	Low	Declared
First Quarter	$ 7.25	$ 5.75	$ -
Second Quarter	7.19	4.03	-
Third Quarter	4.45	2.84	-
Fourth Quarter	4.10	2.33	-
2009	High	Low	Declared
First Quarter	$ 8.61	$ 7.34	$ 0.09
Second Quarter	8.75	7.52	0.09
Third Quarter	8.10	7.00	0.09
Fourth Quarter	8.94	6.38	0.09

On January 27, 2010, the Company announced that it had elected to suspend payment of quarterly cash dividends. There can be no assurance as to the amount of dividends which may be declared in future periods with respect to the common shares of the Company, since such dividends are subject to the discretion of the Company's Board of Directors, cash needs, general business conditions, dividends from the subsidiaries and applicable governmental regulations and policies.

The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends that may be declared by its subsidiaries. State Bank may not pay dividends to the Company if, after paying such dividends, it would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. State Bank must obtain the approval of the Federal Reserve Board and the Ohio Division of Financial Institutions if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year's net profits and the retained net profits for the preceding two years, less required transfers to surplus. Payment of dividends by State Bank may be restricted at any time at the discretion of the regulatory authorities, if they deem such dividends to constitute an unsafe and/or unsound banking practice. These provisions could have the effect of limiting the Company's ability to pay dividends on its outstanding common shares. Moreover, the Federal Reserve Board expects the Company to serve as a source of strength to its subsidiary banks, which may require it to retain capital for further investment in the subsidiary, rather than for dividends to shareholders of the Company.

The approximate number of holders of the outstanding common shares of the Company, as of February 28, 2011, was 2,500.

Share Performance

The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be deemed to be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

Provided below is a line graph comparing the yearly percentage change in the Company's cumulative total shareholder return on its common shares with an index for the NASDAQ Stock Market (U.S. Companies) comprised of all domestic common shares traded on the NASDAQ Global Market System and the NASDAQ Small-Cap Market and an index for NASDAQ Bank Stocks comprised of all depository institutions (SIC Code #602) and holding and other investment companies (SIC Code #671) that are traded on the NASDAQ Global Market System and the NASDAQ Small-Cap Market ("NASDAQ Bank Stocks") for the five-year period ended December 31, 2010.


Rurban Financial Corp.
Total Return Performance
Index Value
140
120
100
80
60
40
20
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Rurban Financial Corp.
NASDAQ Composite
NASDAQ Bank

Index	*Period Ending*					
	12/31/05	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
Rurban Financial Corp.	100.00	93.05	110.21	69.51	65.49	38.01
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
NASDAQ Bank	100.00	113.82	91.16	71.52	59.87	68.34

Source : SNL Financial LC, Charlottesville, VA

www.snl.com

(434) 977-1600
www.snl.com

Forward-Looking Statements

This document contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. Examples of forward-looking statements include: (a) projections of income or expense, earnings per share, the payments or non-payments of dividends, capital structure, potential goodwill impairment and other financial items; (b) statements of plans and objectives of Rurban or our management or Board of Directors, including those relating to products or services; and (c) statements of assumptions underlying such statements. Words such as "anticipates," "believes," "plans," "intends," "expects," "projects," "estimates," "should," "may," "would be," "will allow," "will likely result," "will continue," "will remain," or other similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying those statements.

Forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements include, without limitation: adverse changes in local and national economic conditions, as well as fiscal and monetary policies, which could adversely affect our earnings as our borrowers' ability to repay loans and the value of the collateral securing our loans declines; continued deterioration in the residential loan market, especially in our local markets; deterioration in credit quality and resulting increases in our loan losses, which would adversely affect our earnings and financial condition; changes in interest rates could reduce our interest margins; changes in the competitive environment for loans, deposits and other financial services; risks and losses resulting from the loss of data processing customers and wind-down of RDSI's relationship with New Core Holdings, Inc.; and potential adverse impacts on our business and earnings as a result of changes in banking regulations or other regulatory or legislative requirements affecting bank holding companies, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. You should refer to our periodic and current reports filed with the Securities and Exchange Commission for additional information concerning other important factors that could cause actual results to differ materially from those expressed or implied in our forward-looking statements.

Undue reliance should not be placed on forward-looking statements, which speak only as of the date hereof. Except as may be required by law, Rurban undertakes no obligation to update any forward-looking statement to reflect unanticipated events or circumstances after the date on which the statement is made.


RFC
RURBAN
FINANCIAL CORP.



401 Clinton Street • P.O. Box 467 • Defiance, Ohio 43512
www.rurbanfinancial.net